Exhibit 99.1

Q1 2023

FIRST QUARTER REPORT

EXCELLENCE. TRUST. RESPECT. RESPONSIBILITY.

INTERNATIONALLY DIVERSIFIED | FREE CASH FLOW FOCUSED

VERMILION ENERGY

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or information under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: capital expenditures and Vermilion’s ability to fund such expenditures; Vermilion’s additional debt capacity providing it with additional working capital; statements regarding the return of capital; the flexibility of Vermilion’s capital program and operations; business strategies and objectives; operational and financial performance; petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion’s 2023 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange and inflation rates; significant declines in production or sales volumes due to unforeseen circumstances; the effect of possible changes in critical accounting estimates; statements regarding the growth and size of Vermilion’s future project inventory, wells expected to be drilled in 2023; exploration and development plans and the timing thereof; Vermilion’s ability to reduce its debt; statements regarding Vermilion’s hedging program, its plans to add to its hedging positions, and the anticipated impact of Vermilion’s hedging program on project economics and free cash flows; the potential financial impact of climate-related risks; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates and Vermilion’s expectations regarding future taxes and taxability; and the timing of regulatory proceedings and approvals.

Such forward looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management’s expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion’s financial position and business objectives, and the information may not be appropriate for other purposes. Forward looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates, interest rates and inflation; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against or involving Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

This document contains metrics commonly used in the oil and gas industry. These oil and gas metrics do not have any standardized meaning or standard methods of calculation and therefore may not be comparable to similar measures presented by other companies where similar terminology is used and should therefore not be used to make comparisons. Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

Vermilion Energy Inc. ■ Page 1 ■ 2023 First Quarter Report

Abbreviations

$M	thousand dollars
$MM	million dollars
AECO	the daily average benchmark price for natural gas at the AECO ‘C’ hub in Alberta
bbl(s)	barrel(s)
bbls/d	barrels per day
boe	barrel of oil equivalent, including: crude oil, condensate, natural gas liquids, and natural gas (converted on the basis of one boe for six mcf of natural gas)
boe/d	barrel of oil equivalent per day
GJ	gigajoules
LSB	light sour blend crude oil reference price
mbbls	thousand barrels
mcf	thousand cubic feet
mmcf/d	million cubic feet per day
NBP	the reference price paid for natural gas in the United Kingdom at the National Balancing Point Virtual Trading Point
NCIB	normal-course issuer bid
NGLs	natural gas liquids, which includes butane, propane, and ethane
PRRT	Petroleum Resource Rent Tax, a profit based tax levied on petroleum projects in Australia
tCO2e	tonnes of carbon dioxide equivalent
TTF	the price for natural gas in the Netherlands, quoted in megawatt hours of natural gas, at the Title Transfer Facility Virtual Trading Point
WTI	West Texas Intermediate, the reference price paid for crude oil of standard grade in US dollars at Cushing, Oklahoma

Vermilion Energy Inc. ■ Page 2 ■ 2023 First Quarter Report

Highlights

•	Q1 2023 fund flows from operations (“FFO”)(1) was $253 million ($1.56/basic share)(2) and exploration and development (“E&D”) capital expenditures(3) were $155 million, resulting in free cash flow (“FCF”)(4) of $98 million ($0.60/basic share)(5).

•	Net earnings were $380 million ($2.34/basic share) for Q1 2023, primarily driven by acquisition and disposition activity in the quarter.

•	Vermilion’s average realized natural gas price of $10.77 per mcf was over three times higher than the average AECO benchmark index price for the quarter, as 32% of our Q1 2023 gas had direct exposure to European gas pricing. On a go-forward basis, with the Corrib Natural Gas Project (“Corrib”) acquisition in Ireland now closed, approximately 40% of our gas is now priced off of European gas benchmarks.

•	Repurchased 1.6 million common shares for $30 million and declared cash dividends of $16 million, for a total of $46 million returned to shareholders in the quarter. In conjunction with our Q1 2023 release, we announced a quarterly cash dividend of $0.10 per share, payable on July 17, 2023 to shareholders of record on June 30, 2023. The base dividend was increased by 25% in Q1 2023, and has increased 67% from Q1 2022 to the current $0.10 per share per quarter.

•	Q1 2023 production averaged 82,455 boe/d(8) a decrease of 4% from the previous quarter due to unplanned downtime in Australia, partially offset by new well production from our Alberta Deep Basin and Montney assets in Canada.

•	Q1 2023 Montney drilling program delivered positive results as we continue to optimize the drilling and completion methods. The most recent two (2.0 net) wells drilled on our British Columbia lands were tied-in during the second half of March 2023 and produced at an average IP30 rate of 1,250 boe/d(15) (51% liquids).

•	On March 31, 2023 we successfully closed the acquisition of an incremental 36.5% interest in Corrib, increasing Vermilion’s operated interest to 56.5%. The acquisition adds approximately 7,000 boe/d of premium-priced, high netback, low emission European natural gas production, further strengthening Vermilion’s international portfolio. The acquisition makes Vermilion the largest provider of domestic natural gas in Ireland.

•	Made significant progress on our asset high-grading strategy during Q1 2023 with the closing of the Corrib acquisition and divestment of select non-core assets in southeast Saskatchewan. These asset high-grading initiatives serve to position Vermilion for long-term success by increasing our exposure to premium-priced European gas, redirecting capital to higher rate of return projects, and reducing our operating cost structure and asset retirement obligations.
Vermilion Energy Inc. ■ Page 3 ■ 2023 First Quarter Report

($M except as indicated)	Q1 2023	Q4 2022	Q1 2022
Financial
Petroleum and natural gas sales	552,698	842,693	810,179
Cash flows from operating activities	388,629	495,195	341,053
Fund flows from operations (1)	253,167	284,220	389,868
Fund flows from operations ($/basic share) (2)	1.56	1.74	2.40
Fund flows from operations ($/diluted share) (2)	1.51	1.70	2.32
Net earnings	380,332	395,408	283,954
Net earnings ($/basic share)	2.34	2.42	1.75
Cash flows used in investing activities	108,695	168,053	110,330
Capital expenditures (3)	154,820	169,305	85,344
Acquisitions (14)	251,772	4,558	6,712
Dispositions	182,152	-	-
Asset retirement obligations settled	2,554	16,508	6,320
Repurchase of shares	30,141	-	-
Cash dividends ($/share)	0.10	0.08	0.06
Dividends declared	16,226	13,058	9,767
% of fund flows from operations (9)	6%	5%	3%
Payout (11)	173,600	198,871	101,431
% of fund flows from operations (10)	69%	70%	26%
Free cash flow (4)	98,347	114,915	304,524
Long-term debt	933,463	1,081,351	1,380,568
Net debt (6)	1,368,029	1,344,586	1,365,014
Net debt to four quarter trailing fund flows from operations (7)	0.9	0.8	1.2
Operational
Production (8)
Crude oil and condensate (bbls/d)	33,291	38,915	37,090
NGLs (bbls/d)	7,896	7,497	8,342
Natural gas (mmcf/d)	247.61	234.23	244.69
Total (boe/d)	82,455	85,450	86,213
Average realized prices
Crude oil and condensate ($/bbl)	98.62	115.02	120.23
NGLs ($/bbl)	36.23	39.93	46.94
Natural gas ($/mcf)	10.77	17.43	17.41
Production mix (% of production)
% priced with reference to WTI	39%	38%	37%
% priced with reference to Dated Brent	12%	18%	17%
% priced with reference to AECO	34%	30%	29%
% priced with reference to TTF and NBP	15%	14%	17%
Netbacks ($/boe)
Operating netback (11)	46.33	70.00	59.72
Fund flows from operations ($/boe) (12)	34.52	35.08	50.79
Operating expenses	18.66	16.81	14.61
General and administration expenses	2.71	1.65	1.85
Average reference prices
WTI (US $/bbl)	76.13	82.65	94.29
Dated Brent (US $/bbl)	81.27	88.71	101.40
AECO ($/mcf)	3.22	4.64	4.74
TTF ($/mcf)	22.99	38.36	39.79
Share information ('000s)
Shares outstanding - basic	162,261	163,227	162,784
Shares outstanding - diluted (13)	168,874	168,616	169,797
Weighted average shares outstanding - basic	162,585	163,105	162,374
Weighted average shares outstanding - diluted (13)	167,857	167,397	168,339

Vermilion Energy Inc. ■ Page 4 ■ 2023 First Quarter Report

(1)	Fund flows from operations (FFO) is a total of segments measure comparable to net earnings that is comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, windfall taxes, interest expense, realized loss on derivatives, realized foreign exchange gain (loss), and realized other income. The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations, and make capital investments. FFO does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(2)	Fund flows from operations per share (basic and diluted) are supplementary financial measures and are not a standardized financial measures under IFRS, and therefore may not be comparable to similar measures disclosed by other issuers. They are calculated using FFO (a total of segments measure) and basic/diluted shares outstanding. The measure is used to assess the contribution per share of each business unit. More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(3)	Capital expenditures is a non-GAAP financial measure that is the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows. More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(4)	Free cash flow (FCF) is a non-GAAP financial measure comparable to cash flows from operating activities and is comprised of FFO less drilling and development and exploration and evaluation expenditures. More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(5)	Free cash flow per basic share is a non-GAAP supplementary financial measure and is not a standardized financial measure under IFRS and may not be comparable to similar measures disclosed by other issuers. It is calculated using FCF and basic shares outstanding.

(6)	Net debt is a capital management measure comparable to long-term debt and is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities). More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(7)	Net debt to trailing FFO is a supplementary financial measure and is not a standardized financial measure under IFRS. It may not be comparable to similar measures disclosed by other issuers and is calculated using net debt (capital management measure) and FFO (total of segment measure). The measure is used to assess the ability to repay debt. Information in this document is included by reference; refer to the "Non-GAAP and Other Specified Financial Measures" section of this document.

(8)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

(9)	Dividends % of FFO is a supplementary financial measure that is not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers, calculated as dividends divided by FFO. The ratio is used by management as a metric to assess the cash distributed to shareholders. Reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(10)	Payout and payout % of FFO are a non-GAAP financial measure and a non-GAAP ratio, respectively, that are not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers. Payout is comparable to dividends declared and is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled, while the ratio is calculated as payout divided by FFO. More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(11)	Operating netback is a non-GAAP financial measure comparable to net earnings and is comprised of sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses. More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(12)	Fund flows from operations per boe is a supplementary financial measure that is not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers, calculated as FFO by boe production. Fund flows from operations per boe is used by management to assess the profitability of our business units and Vermilion as a whole. More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(13)	Diluted shares outstanding represent the sum of shares outstanding at the period end plus outstanding awards under the Long-term Incentive Plan (“LTIP”), based on current estimates of future performance factors and forfeiture rates.

(14)	Acquisitions is a non-GAAP financial measure that is calculated as the sum of acquisitions and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(15)	Initial 30-day production (“IP30”) for the Company’s most recent two (2.0 net) wells drilled on our British Columbia lands averaged 1,250 boe/d per well. IP30 consisted of 49% light and medium crude oil, 2% NGLs, and 49% shale gas, using a conversion of six mcf of gas to one barrel of oil, based on field level estimates for the first 30 full days of production following the tie-in of the well.
Vermilion Energy Inc. ■ Page 5 ■ 2023 First Quarter Report

Message to Shareholders

The first quarter of 2023 was an active quarter for Vermilion, as we executed our winter drilling program in Canada while also closing two strategic transactions to further high-grade our portfolio. We invested $155 million of exploration and development capital during Q1 2023, primarily focused on our winter drilling campaign in Canada, which included drilling and completion activity in Alberta, British Columbia and southeast Saskatchewan. We continue to make significant progress on our Montney development through further optimization of the drilling and completion process. Our most recent two (2.0 net) wells drilled on our British Columbia lands were tied-in during the second half of March 2023 and produced at an average IP30 rate of 1,250 boe/d(1) (51% liquids). In addition, we completed the sale of select southeast Saskatchewan assets during the quarter and closed the acquisition of an incremental 36.5% ownership in the Corrib Natural Gas Project (“Corrib”) in Ireland. These two transactions, combined with the Mica Montney acquisition completed in 2022, were all part of our asset high-grading strategy, which serves to position Vermilion for long-term success by increasing our exposure to premium-priced European gas, expanding our North American inventory, redirecting capital to higher rate of return projects, and reducing our operating cost structure and asset retirement obligations.

Production in the first quarter averaged 82,455 boe/d, which included the impact of Australia maintenance downtime as previously reported. We generated $253 million of fund flows from operations (“FFO”) in Q1 2023, resulting in $98 million of free cash flow (“FCF”), which was used to fund our base dividend, share repurchases and acquisitions. Including the dividend and share repurchases, we returned over $46 million of capital to our shareholders. Net debt of $1.37 billion at the end of Q1 2023, represented 0.9 times trailing FFO.

We will continue to allocate the majority of FCF to debt reduction until we achieve our next net debt target of $1 billion. The majority of the incremental capital return beyond the base dividend will be in the form of share buybacks, as we believe our common shares remain significantly undervalued. To date, we have repurchased 2.2 million common shares in 2023 and 4.6 million in total under our existing NCIB. We plan to renew our NCIB in July 2023 and based on our current pace of share repurchases and base dividend, we anticipate returning 25% to 30% of FCF to shareholders in 2023, depending on commodity prices. Once we achieve our $1 billion debt target we plan to increase our return of capital to shareholders and will communicate the specific targets at that time.

Over the past two years we have focused on strengthening the balance sheet and high-grading the asset base to position Vermilion for long-term success. We have made significant progress on both of these fronts, and while we will continue to advance these initiatives, we will now place an even greater focus on operational execution throughout our asset base. In Canada, we will continue to develop and grow our strategic Montney position where we are seeing very encouraging results from recently drilled wells. In the United States we will continue to develop and grow our Turner oil play in the Powder River Basin while also testing new prospects across our Wyoming land base, including the Niobrara and Parkman formations. In Europe, we will continue to advance our deep gas exploration and development plans in Germany and new gas development in Croatia. We have a large land base with significant gas resource potential in both Germany and Croatia and we will continue to work with the respective governments in each country to identify opportunities for Vermilion to assist in developing their domestic supply of natural gas.

Q1 2023 Operations Review

North America

Production from our North American operations averaged 60,046 boe/d(2) in Q1 2023, an increase of 3% from the prior quarter primarily due to new production from our Alberta Deep Basin and Montney assets in Canada. In Alberta, we drilled seven (3.1 net), completed ten (6.3 net), and brought on production nine (7.6 net) Mannville liquids rich conventional natural gas wells, while at Mica we drilled six (6.0 net), completed five (5.0 net), and brought on production four (4.0 net) Montney liquids rich shale gas wells. We also completed two small tuck-in acquisitions within our Montney and Alberta Deep Basin assets during the quarter.

We continue to focus on optimizing the drilling and completion process on our Mica Montney assets and are seeing improved results from new wells. Our most recent two (2.0 net) wells drilled on our British Columbia lands were tied-in during the second half of March 2023 and produced at an average IP30 rate of 1,250 boe/d(1) (51% liquids). We are encouraged by these recent results and we continue to work through the permitting process for the planned 16,000 boe/d battery in British Columbia, which will facilitate the next phase of expansion on our Montney asset. We received one additional permit in Q1 2023 and are confident we will receive the remaining permit required to proceed with the construction of the battery in the near future.

In Saskatchewan, we drilled three (3.0 net), completed three (3.0 net), and brought on production four (4.0 net) light and medium crude oil wells. In the United States, we drilled five (2.1 net), completed two (0.7 net), and brought on production two (0.7 net) light and medium crude oil wells in Wyoming. All of the wells drilled in the United States were two-mile lateral wells, which are significantly more economic than one-mile laterals. During the quarter we participated in two non-operated Parkman wells and one non-operated Niobrara well, the results from which will enhance our understanding of these formations as it relates to future development prospects on our Powder River Basin acreage in Wyoming. We have a large land base with approximately 15,000 net acres in the Powder River Basin prospective for the Niobrara and the Parkman formations. Our six (5.3 net) well operated Turner drilling program is currently underway with all wells expected to be completed and on-stream by the third quarter.

Vermilion Energy Inc. ■ Page 6 ■ 2023 First Quarter Report

International

Production from our International operations averaged 22,408 boe/d(2) in Q1 2023, a decrease of 17% from the prior quarter, primarily due to unplanned downtime in Australia, which was offline during the first quarter for maintenance. In Europe, production in the Netherlands increased over the prior quarter due to volumes from a new well brought online during the quarter, and production in France was fully restored following forest fire-related downtime in the second half of 2022. A nationwide strike in France affected several of the refineries in France in late March and April; however, the strike has not had any material impact on our operations.

In Germany, we drilled two (2.0 net), completed three (3.0 net), and brought on production three (3.0 net) light and medium crude oil wells during the quarter. We also continued to advance our deep gas exploration and development plans in Germany as we prepare for our first well to be drilled in the fourth quarter of 2023. In the Netherlands, we completed and brought on production one (0.5 net) conventional natural gas well from our Q4 2022 drilling campaign. We also drilled the first (0.5 net) conventional natural gas well of our two (1.0 net) well 2023 program and commenced drilling of the second (0.5 net) conventional natural gas well late in the quarter. The first well did not encounter commercial hydrocarbons, however initial results from the second well look encouraging, with an approximately 10 metre gas column identified. In Australia, maintenance work on the Wandoo platform progressed as planned through the first quarter. To date, we have performed over 95% of the inspections and completed repairs where necessary to ensure we operate with the highest safety standards. Much of the identified repair work resulting from the inspections is preemptive, which we expect to result in higher operational run-rates with less unplanned downtime in the future. In early April, a cyclone entered the region which forced us to evacuate the offshore platform and temporarily halt maintenance operations. While there was no physical damage to the platform, the evacuation occurred during final maintenance work and will now require additional time to reorganize and complete the remaining inspections. As a result, we now anticipate production to remain offline for most of the second quarter.

Outlook and Guidance Update

With most of our Canadian assets currently under spring break-up restrictions, our second quarter drilling and completion activity has shifted to the United States. In addition to our Q1 2023 drilling activity, we plan to drill five (4.4 net) wells targeting the Turner Sands and participate in six (1.5 net) wells targeting the Parkman sands and Niobrara shale formations over the remainder of 2023. As noted above, our Australia maintenance program has been extended into late Q2 2023 due to severe cyclone activity in the region. Taking into account the acquisition and divestiture transactions that closed in Q1 2023, the delayed start-up of Australia production and our planned activity in Q2 2023, we expect Q2 2023 production to average 84,000 to 86,000 boe/d. Our 2023 annual production guidance of 82,000 to 86,000 boe/d and capital budget of $570 million remain unchanged.

Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of our cash flows. In aggregate, as of May 3, 2023, we have 15% of our expected net-of-royalty production hedged for the remainder of 2023. With respect to individual commodity products, we have hedged 49% of our European natural gas production, 0% of our crude oil production, and 13% of our North American natural gas volumes for the remainder of 2023, respectively. Please refer to the Hedging section of our website under Invest With Us for further details using the following link:

https://www.vermilionenergy.com/invest-with-us/hedging.

(Signed “Dion Hatcher”)

Dion Hatcher
President & Chief Executive Officer
May 3, 2023

(1)	Initial 30-day production (“IP30”) for the Company’s most recent two (2.0 net) wells drilled on our British Columbia lands averaged 1,250 boe/d per well. IP30 consisted of 49% light and medium crude oil, 2% NGLs, and 49% shale gas, using a conversion of six mcf of gas to one barrel of oil, based on field level estimates for the first 30 full days of production following the tie-in of the well.

(2)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

Vermilion Energy Inc. ■ Page 7 ■ 2023 First Quarter Report

Non-GAAP and Other Specified Financial Measures

This report and other materials released by Vermilion includes financial measures that are not standardized, specified, defined, or determined under IFRS and are therefore considered non-GAAP or other specified financial measures and may not be comparable to similar measures presented by other issuers. These financial measures include:

Total of Segments Measures

Fund flows from operations (FFO): Most directly comparable to net earnings, FFO is comprised of sales excluding royalties, transportation, operating, G&A, corporate income tax, PRRT, windfall taxes, interest expense, realized loss on derivatives, realized foreign exchange gain (loss), and realized other income. The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments.

	Q1 2023		Q1 2022
	$M	$/boe	$M	$/boe
Sales	552,698	75.36	810,179	105.52
Royalties	(67,344)	(9.18)	(71,307)	(9.29)
Transportation	(23,050)	(3.14)	(17,269)	(2.25)
Operating	(136,825)	(18.66)	(112,183)	(14.61)
General and administration	(19,889)	(2.71)	(14,220)	(1.85)
Corporate income tax expense	(22,262)	(3.04)	(45,672)	(5.95)
Windfall taxes	(21,440)	(2.92)	-	-
PRRT	-	-	(6,709)	(0.87)
Interest expense	(21,875)	(2.98)	(14,823)	(1.93)
Realized gain (loss) on derivatives	14,330	1.95	(144,223)	(18.78)
Realized foreign exchange (loss) gain	(4,771)	(0.65)	750	0.10
Realized other income	3,595	0.49	5,345	0.70
Fund flows from operations	253,167	34.52	389,868	50.79
Equity based compensation	(23,525)		(25,369)
Unrealized gain (loss) on derivative instruments (1)	92,698		(220,794)
Unrealized foreign exchange (loss) gain (1)	(15,478)		40,137
Accretion	(20,051)		(13,638)
Depletion and depreciation	(148,131)		(134,240)
Deferred tax recovery	36,466		56,093
Gain on business combination	432,550		-
Loss on disposition	(226,828)		-
Impairment reversal	-		192,094
Unrealized other expense	(536)		(197)
Net earnings	380,332		283,954
(1)	Unrealized gain (loss) on derivative instruments, Unrealized foreign exchange (loss) gain, and Unrealized other expense are line items from the respective Consolidated Statements of Cash Flows.

Non-GAAP Financial Measures and Non-GAAP Ratios

Free cash flow (FCF): Most directly comparable to cash flows from operating activities, FCF is comprised of fund flows from operations less drilling and development costs and exploration and evaluation costs. The measure is used to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures.

Vermilion Energy Inc. ■ Page 8 ■ 2023 First Quarter Report

($M)	Q1 2023	Q1 2022
Cash flows from operating activities	388,629	341,053
Changes in non-cash operating working capital	(138,016)	42,495
Asset retirement obligations settled	2,554	6,320
Fund flows from operations	253,167	389,868
Drilling and development	(153,328)	(82,841)
Exploration and evaluation	(1,492)	(2,503)
Free cash flow	98,347	304,524

Adjusted working capital: Defined as current assets less current liabilities, excluding current derivatives and current lease liabilities. The measure is used to calculate net debt, a capital measure disclosed above.

	As at
($M)	Mar 31, 2023	Dec 31, 2022
Current assets	854,039	714,446
Current derivative asset	(337,318)	(162,843)
Current liabilities	(1,034,352)	(892,045)
Current lease liability	20,376	19,486
Current derivative liability	62,689	55,845
Adjusted working capital	(434,566)	(265,111)

Capital expenditures: Calculated as the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows and most directly comparable to cash flows used in investing activities. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital.

($M)	Q1 2023	Q1 2022
Drilling and development	153,328	82,841
Exploration and evaluation	1,492	2,503
Capital expenditures	154,820	85,344

Operating netback: Most directly comparable to net earnings and is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses presented on a per unit basis. Management assesses operating netback as a measure of the profitability and efficiency of our field operations.

Payout and payout % of FFO: A non-GAAP financial measure and non-GAAP ratio respectively most directly comparable to dividends declared. Payout is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled. The measure is used to assess the amount of cash distributed back to shareholders and reinvested in the business for maintaining production and organic growth. The reconciliation of the measure to primary financial statement measure can be found below. Management uses payout and payout as a percentage of FFO (also referred to as the payout or sustainability ratio).

($M)	Q1 2023	Q1 2022
Dividends Declared	16,226	9,767
% of fund flows from operations	6%	3%
Drilling and development	153,328	82,841
Exploration and evaluation	1,492	2,503
Asset retirement obligations settled	2,554	6,320
Payout	173,600	101,431
% of fund flows from operations	69%	26%

Acquisitions: The sum of acquisitions and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. We believe that including these components provides a useful measure of the economic investment associated with our acquisition activity and is most directly comparable to cash flows used in investing activities. A reconciliation to the acquisitions line items in the Consolidated Statements of Cash Flows can be found below.

Vermilion Energy Inc. ■ Page 9 ■ 2023 First Quarter Report

($M)	Q1 2023	Q1 2022
Acquisitions, net of cash acquired	134,225	6,712
Acquisition of securities	1,476	-
Acquired working capital deficit	116,071	-
Acquisitions	251,772	6,712

Capital Management Measure

Net debt: Is in accordance with IAS 1 "Presentation of Financial Statements" and is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations.

	As at
($M)	Mar 31, 2023	Dec 31, 2022
Long-term debt	933,463	1,081,351
Adjusted working capital	434,566	265,111
Unrealized FX on swapped USD borrowings	-	(1,876)
Net debt	1,368,029	1,344,586

Ratio of net debt to four quarter trailing fund flows from operations	0.9	0.8

Supplementary Financial Measures

Net debt to four quarter trailing fund flows from operations: Calculated as net debt (capital management measure) over the FFO (total of segments measure) from the preceding four quarters. The measure is used to assess the ability to repay debt.

Dividends % of FFO: Calculated as dividends declared divided by FFO (total of segments measure). The measure is used by management as a metric to assess the cash distributed to shareholders.

Fund flows from operations per boe: Calculated as FFO (total of segments measure) by boe production. Fund flows from operations per boe is used by management to assess the profitability of our business units and Vermilion as a whole.

Vermilion Energy Inc. ■ Page 10 ■ 2023 First Quarter Report

Management's Discussion and Analysis

The following is Management’s Discussion and Analysis (“MD&A”), dated May 3, 2023, of Vermilion Energy Inc.’s (“Vermilion”, “we”, “our”, “us” or the “Company”) operating and financial results as at and for the three months ended March 31, 2023 compared with the corresponding periods in the prior year.

This discussion should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2023 and the audited consolidated financial statements for the years ended December 31, 2022 and 2021, together with the accompanying notes. Additional information relating to Vermilion, including its Annual Information Form, is available on SEDAR at www.sedar.com or on Vermilion’s website at www.vermilionenergy.com.

The unaudited condensed consolidated interim financial statements for the three months ended March 31, 2023 and comparative information have been prepared in Canadian dollars, except where another currency has been indicated, and in accordance with IAS 34, "Interim Financial Reporting", as issued by the International Accounting Standards Board ("IASB").

This MD&A includes references to certain financial and performance measures which do not have standardized meanings prescribed by International Financial Reporting Standards ("IFRS"). These measures include:

•	Fund flows from operations: Fund flows from operations (FFO) is a total of segments measure most directly comparable to net earnings and is comprised of sales excluding royalties, transportation, operating, G&A, corporate income tax, PRRT, windfall taxes, interest expense, realized loss on derivatives, realized foreign exchange gain (loss), and realized other income. The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. A reconciliation to Net Earnings can be found within the "Non-GAAP and Other Specified Financial Measures" section of this MD&A.
•	Free cash flow: Free cash flow (FCF) is a non-GAAP financial measure most directly comparable to Cash flows used in investing activities and is comprised of FFO less drilling and development costs and exploration and evaluation costs. The measure is used to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. A reconciliation to Cash flows used in investing activities can be found within the "Non-GAAP and Other Specified Financial Measures" section of this MD&A.
•	Net debt: Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements" and is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities), and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations. Net debt excludes lease obligations which are secured by a corresponding right-of-use asset. A reconciliation to long-term debt can be found within the "Financial Position Review" section of this MD&A.
•	Operating Netbacks: Operating Netbacks is a non-GAAP financial measure most directly comparable to net earnings and is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses presented on a per unit basis. Management assesses operating netback as a measure of the profitability and efficiency of our field operations. A reconciliation to the primary financial statement measures can be found within "Supplemental Table 1: Netbacks" of this MD&A.
•	Fund flows from operations per boe: Fund flows from operations per boe includes general and administration expense. Fund flows from operations netback is used by management to assess the profitability of our business units and Vermilion as a whole. A reconciliation to the primary financial statement measures can be found within "Supplemental Table 1: Netbacks" of this MD&A.

In addition, this MD&A includes references to certain financial measures which are not specified, defined, or determined under IFRS and are therefore considered non-GAAP financial measures. These non-GAAP financial measures may not be comparable to similar financial measures presented by other issuers. For a full description of these non-GAAP financial measures and a reconciliation of these measures to their most directly comparable GAAP measures, please refer to the “Non-GAAP and Other Specified Financial Measures” section of this MD&A.

Product Type Disclosure

Under National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities", disclosure of production volumes should include segmentation by product type as defined in the instrument. In this report, references to "crude oil" and "light and medium crude oil" mean "light crude oil and medium crude oil" and references to "natural gas" mean "conventional natural gas".

In addition, in Supplemental Table 4 "Production", Vermilion provides a reconciliation from total production volumes to product type and also a reconciliation of "crude oil and condensate" and "NGLs" to the product types "light crude oil and medium crude oil" and "natural gas liquids".

Production volumes reported are based on quantities as measured at the first point of sale.

Vermilion Energy Inc. ■ Page 11 ■ 2023 First Quarter Report

Guidance

On January 6, 2023, we released our 2023 capital budget and associated production guidance, which incorporated the March 31, 2023 close date of the acquisition of an incremental 36.5% interest in the Corrib Natural Gas Project (“Corrib”) in Ireland. On March 8, 2023, we decreased annual production guidance to 82,000 to 86,000 boe/d to reflect the southeast Saskatchewan asset sale and unplanned downtime in Australia, and decreased operating expense guidance to reflect the southeast Saskatchewan asset sale and lower European gas prices. On May 3, 2023, we updated royalty rate guidance to include Netherlands windfall royalties, which were previously included in windfall tax guidance, and provided revisions to 2023 guidance items to reflect the assumptions used in management's most recent forecast. The Company's guidance for 2023 is as follows:

Category	Prior (1)	Revised (1)
Production (boe/d)	82,000 - 86,000	82,000 - 86,000
E&D Capital Expenditures ($MM)	570	570
Royalty rate (% of sales)	9 - 11%	-
Royalty rate, including windfall royalties (% of sales) (2)	-	12 - 14%
Operating ($/boe)	$16.50 - 17.50	$16.50 - 17.50
Transportation ($/boe)	$3.00 - 3.50	$2.75 - 3.25
General and administration ($/boe)	$2.00 - 2.50	$2.00 - 2.50
Cash taxes (% of pre-tax FFO)	7 - 9%	6 - 8%
Windfall tax (% of pre-tax FFO)	12 - 14%	-
Windfall tax, excluding windfall royalties (% of pre-tax FFO) (3)	-	9 - 11%
(1)	Revised 2023 guidance reflects foreign exchange assumptions of CAD/USD 1.35, CAD/EUR 1.49, and CAD/AUD 0.91. Prior 2023 guidance reflected foreign exchange assumptions of CAD/USD 1.35, CAD/EUR 1.45, and CAD/AUD 0.92.
(2)	Royalty rate guidance includes windfall royalties paid as part of the European Solidarity Contribution. For 2023 and 2024, Netherlands has implemented a windfall royalty. This royalty applies if annual realized pricing (net of hedges) exceeds #eu#0.50/Nm3. This royalty is assessed annually at a rate of 65% on realized pricing (net of hedges) less #eu#0.50/Nm3 and payments on this royalty are deductible in calculating current income taxes.
(3)	Windfall tax guidance is based on forward prices as at April 24, 2023 (prior as at February 27, 2023), and incorporates windfall taxes as legislated or proposed in EU member states in which Vermilion does business. Windfall royalties in the Netherlands are excluded from windfall tax guidance, and have been included in royalty rate guidance, above.

Vermilion Energy Inc. ■ Page 12 ■ 2023 First Quarter Report

Vermilion's Business

Vermilion is a Calgary, Alberta-based international oil and gas producer focused on the acquisition, exploration, development, and optimization of producing properties in North America, Europe, and Australia. We manage our business through our Calgary head office and our international business unit offices.

Vermilion Energy Inc. ■ Page 13 ■ 2023 First Quarter Report

Consolidated Results Overview

	Q1 2023	Q1 2022	Q1/23 vs. Q1/22
Production (1)
Crude oil and condensate (bbls/d)	33,291	37,090	(10)%
NGLs (bbls/d)	7,896	8,342	(5)%
Natural gas (mmcf/d)	247.61	244.69	1%
Total (boe/d)	82,455	86,213	(4)%
Build in inventory (mbbls)	87	81
Financial metrics
Fund flows from operations ($M) (2)	253,167	389,868	(35)%
Per share ($/basic share)	1.56	2.40	(35)%
Net earnings ($M)	380,332	283,954	34%
Per share ($/basic share)	2.34	1.75	34%
Cash flows from operating activities ($M)	388,629	341,053	14%
Free cash flow ($M) (3)	98,347	304,524	(68)%
Long-term debt ($M)	933,463	1,380,568	(32)%
Net debt ($M) (4)	1,368,029	1,365,014	- %
Activity
Capital expenditures ($M) (5)	154,820	85,344	81%
Acquisitions ($M) (6)	251,772	6,712
Dispositions ($M)	182,152	-

(1)	Please refer to Supplemental Table 4 "Production" for disclosure by product type.
(2)	Fund flows from operations (FFO) and FFO per share are a total of segments measure and supplementary financial measure respectively most directly comparable to net earnings and net earnings per share, respectively. The measures do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. FFO is comprised of sales excluding royalties, transportation, operating, G&A, corporate income tax, PRRT, windfall taxes, interest expense, and realized loss (gain) on derivatives, plus realized gain (loss) on foreign exchange and realized other income. The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. A reconciliation to the primary financial statement measures can be found within the "Non-GAAP and Other Specified Financial Measures" section of this MD&A.
(3)	Free cash flow (FCF) is a non-GAAP financial measure most directly comparable to cash flows from operating activities; it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. FCF is comprised of fund flows from operations less drilling and development costs and exploration and evaluation costs. The measure is used to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. A reconciliation to primary financial statement measures can be found within the "Non-GAAP and Other Specified Financial Measures" section of this MD&A.
(4)	Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements" and is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities), and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations. Net debt excludes lease obligations which are secured by a corresponding right-of-use asset. A reconciliation to the primary financial statement measures can be found within the "Financial Position Review" section of this MD&A.
(5)	Capital expenditures is a non-GAAP financial measure that does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The measure is calculated as the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital. A reconciliation to the primary financial statement measures can be found within the "Non-GAAP and Other Specified Financial Measures" section of this MD&A.
(6)	Acquisitions is a non-GAAP financial measure that does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The measure is calculated as the sum of acquisitions, net of cash and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. We believe that including these components provides a useful measure of the economic investment associated with our acquisition activity. A reconciliation to the acquisitions line item in the Consolidated Statements of Cash Flows can be found in "Supplemental Table 3: Capital Expenditures and Acquisitions" section of this MD&A.

Vermilion Energy Inc. ■ Page 14 ■ 2023 First Quarter Report

Financial performance review

Vermilion Energy Inc. ■ Page 15 ■ 2023 First Quarter Report

Q1 2023 vs. Q1 2022

•	We recorded net earnings of $380.3 million ($2.34/basic share) for Q1 2023 compared to $284.0 million ($1.75/basic share) in Q1 2022. The increase in net earnings was primarily due to the gain on the Corrib acquisition and a change in the position of unrealized derivatives in Q1 2023 by $261.7 million. This was partially offset by the loss recognized on the sale of our southeast Saskatchewan assets, the absence of impairment reversals in 2023, and a decrease in FFO driven by lower commodity prices.

•	We generated cash flows from operating activities of $388.6 million in Q1 2023 compared to $341.1 million in Q1 2022 and fund flows from operations of $253.2 million in Q1 2023 compared to $389.9 million in Q1 2022. The decrease in fund flows from operations was primarily driven by decreased sales in Australia due to our Wandoo platform being shut down for maintenance, combined with natural decline in the Netherlands, Ireland, and France, and increased windfall royalties and windfall taxes. The variance between cash flows from operating activities and fund flows from operations is primarily due to timing in working capital driven by windfall taxes payable.
Production review

Q1 2023 vs. Q1 2022

•	Consolidated average production of 82,455 boe/d in Q1 2023 decreased compared to Q1 2022 production of 86,213 boe/d. Production decreased primarily due to unplanned downtime in Australia as well as natural decline in the Netherlands, France, and Ireland. This was partially offset by increased production in Canada due to the Mica Montney assets that were acquired in mid-2022.

Activity review
•	For the three months ended March 31, 2023, capital expenditures of $154.8 million were incurred.
•	In our North America core region, we incurred capital expenditures of $116.1 million. In Canada, capital expenditures totaled $101.8 million as we drilled seven (3.1 net), completed ten (6.3 net), and brought on production nine (7.6 net) Mannville liquids-rich conventional natural gas wells, we drilled six (6.0 net) completed five (5.0 net), and brought on production four (4.0 net) Mica Montney liquids rich shale gas wells. In Saskatchewan we drilled three (3.0 net), completed three (3.0 net), and brought on production four (4.0 net) light and medium crude oil wells. In the United States, $14.2 million was incurred as we drilled five (2.1 net), completed two (0.7 net), and brought on production two (0.7 net) light and medium crude oil wells in Wyoming.
•	In our International core region, capital expenditures of $38.8 million were incurred during Q1 2023. Our activities included $11.7 million incurred in France primarily on subsurface maintenance activities, $10.4 million incurred in the Netherlands as we drilled one (0.5 net) well and completed and brought on production one (0.5 net) well, $8.2 million incurred in Germany as we drilled two (2.0 net), completed three (3.0 net), and brought on production three (3.0 net) light and medium crude oil wells, and $5.1 million incurred In Australia, as maintenance work on the Wandoo platform progressed as planned through the first quarter.

Vermilion Energy Inc. ■ Page 16 ■ 2023 First Quarter Report

Financial sustainability review

Free cash flow

•	Free cash flow of $98.3 million decreased by $206.2 million for the three months ended March 31, 2023 compared to the prior year period which was primarily driven by decreased fund flows from operations on lower production, higher royalty and windfall taxes, and higher expenditures on drilling and development activities.

Long-term debt and net debt

•	Long-term debt decreased to $0.9 billion as at March 31, 2023 from $1.1 billion as at December 31, 2022 primarily as a result of revolving credit facility repayments of $146.6 million.
•	As at March 31, 2023, net debt increased to $1.4 billion (December 31, 2022 - $1.3 billion), primarily as a result of acquisition activities driven by the purchase of an additional 36.5% working interest in our operated Corrib project for $205.0 million (net of cash and working capital deficit acquired) and partially offset by revolving credit facility repayments of $146.6 million, funded by the disposition of our southeast Saskatchewan assets for $182.2 million and $98.3 million of free cash flow generated during the quarter.
•	The ratio of net debt to four quarter trailing fund flows from operations(1) increased to 0.9 as at March 31, 2023 (December 31, 2022 - 0.8) primarily due to lower four quarter trailing fund flows from operations on lower prices.

(1)	Net debt to four quarter trailing fund flows from operations is a supplementary financial measure that does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. It is calculated as net debt (capital measure) over the FFO from the preceding 4 quarters (total of segments measure). The measure is used to assess our ability to repay debt.
Vermilion Energy Inc. ■ Page 17 ■ 2023 First Quarter Report

Benchmark Commodity Prices

	Q1 2023	Q1 2022	Q1/23 vs. Q1/22
Crude oil
WTI ($/bbl)	102.97	119.39	(14)%
WTI (US $/bbl)	76.13	94.29	(19)%
Edmonton Sweet index ($/bbl)	99.07	115.64	(14)%
Edmonton Sweet index (US $/bbl)	73.25	91.33	(20)%
Saskatchewan LSB index ($/bbl)	94.19	114.39	(18)%
Saskatchewan LSB index (US $/bbl)	69.64	90.34	(23)%
Canadian C5+ Condensate index ($/bbl)	107.97	121.67	(11)%
Canadian C5+ Condensate index (US $/bbl)	79.83	96.09	(17)%
Dated Brent ($/bbl)	109.92	128.39	(14)%
Dated Brent (US $/bbl)	81.27	101.40	(20)%
Natural gas
North America
AECO 5A ($/mcf)	3.22	4.74	(32)%
Henry Hub ($/mcf)	4.62	6.27	(26)%
Henry Hub (US $/mcf)	3.42	4.96	(31)%
Europe(1)
NBP Day Ahead ($/mmbtu)	21.91	38.11	(43)%
NBP Month Ahead ($/mmbtu)	31.74	39.99	(21)%
NBP Day Ahead (#eu#/mmbtu)	15.09	26.84	(44)%
NBP Month Ahead (#eu#/mmbtu)	21.87	28.16	(22)%
TTF Day Ahead ($/mmbtu)	22.99	39.79	(42)%
TTF Month Ahead ($/mmbtu)	33.03	40.75	(19)%
TTF Day Ahead (#eu#/mmbtu)	15.84	28.02	(44)%
TTF Month Ahead (#eu#/mmbtu)	22.76	28.69	(21)%
Average exchange rates
CDN $/US $	1.35	1.27	6%
CDN $/Euro	1.45	1.42	2%
Realized prices
Crude oil and condensate ($/bbl)	98.62	120.23	(18)%
NGLs ($/bbl)	36.23	46.94	(23)%
Natural gas ($/mcf)	10.77	17.41	(38)%
Total ($/boe)	75.36	105.52	(29)%

(1)	NBP and TTF pricing can occur on a day-ahead ("DA") or month-ahead ("MA") basis. DA prices in a period reflect the average current day settled price on the next days' delivery and MA prices in a period represent daily one month futures contract prices which are determined at the end of each month. In a rising price environment, the DA price will tend to be greater than the MA price and vice versa. Natural gas in the Netherlands and Germany is benchmarked to the TTF and production is generally equally split between DA and MA contracts. Natural gas in Ireland is benchmarked to the NBP and is sold on DA contracts.

As an internationally diversified producer, we are exposed to a range of commodity prices. In our North America core region, our crude oil is sold at benchmarks linked to WTI (including the Edmonton Sweet index, the Saskatchewan LSB index, and the Canadian C5+ index) and our natural gas is sold at benchmarks linked to the AECO index (in Canada) or the Henry Hub ("HH") index (in the United States). In our International core region, our crude oil is sold with reference to Dated Brent and our natural gas is sold with reference to NBP, TTF, or indices highly correlated to TTF.

Vermilion Energy Inc. ■ Page 18 ■ 2023 First Quarter Report

•	Crude oil prices decreased in Q1 2023 relative to Q1 2022 as demand concerns rose regarding tighter monetary policies, financial instability, and global recession risks, combined with global inventory builds in the quarter. This is compared to the elevated geopolitical risks and supply concerns present in Q1 2022. Canadian dollar WTI and Brent prices decreased 14% and 14%, respectively in Q1 2023 relative to Q1 2022.
•	In Canadian dollar terms, year-over-year, the Edmonton Sweet differential widened by $0.15/bbl to a discount of $3.90/bbl against WTI, and the Saskatchewan LSB differential widened by $3.78/bbl to a discount of $8.78/bbl against WTI.
•	Approximately 26% of Vermilion’s Q1 2023 crude oil and condensate production was priced at the Dated Brent index, which averaged a premium to WTI of US$5.14/bbl, while the remainder of our crude oil and condensate production was priced at the Saskatchewan LSB, Canadian C5+, Edmonton Sweet, and WTI indices.

•	In Canadian dollar terms, year-over-year, prices for European natural gas linked to NBP and TTF decreased by 43% and 42% respectively on a day-ahead basis. On a month ahead basis, NBP and TTF decreased by 21% and 19% respectively. Prices declined on reduced year-over-year geopolitical and supply risks along with elevated storage levels resulting from a warmer than normal winter and elevated LNG import volumes. While prices are off their Q3 2022 highs, they remained elevated compared to historical trends due to Russian pipeline supply decreases, a requirement to attract increased LNG imports, and weather related risk premiums.
•	Year-over-year natural gas prices in Canadian dollar terms at NYMEX HH, and AECO decreased by 26% and 32% respectively. NYMEX HH prices decreased as warmer than normal winter weather and LNG export downtime decreased demand, combined with elevated production volumes, leading to above seasonal storage levels exiting winter. AECO basis narrowed on strong demand helping to offset high WCSB production growth as storage levels returned to within their 5 year range levels.
Vermilion Energy Inc. ■ Page 19 ■ 2023 First Quarter Report

•	For Q1 2023, average European natural gas prices represented a $24.20/mcf premium to AECO. Approximately 32% of our natural gas production in Q1 2023 benefited from this premium European pricing.

•	For the three months ended March 31, 2023, the Canadian dollar weakened 2% against the Euro compared to Q1 2022.
•	For the three months ended March 31, 2023, the Canadian dollar weakened 6% against the US Dollar compared to Q1 2022.

Vermilion Energy Inc. ■ Page 20 ■ 2023 First Quarter Report

North America

	Q1 2023	Q1 2022
Production (1)
Crude oil and condensate (bbls/d)	24,237	23,571
NGLs (bbls/d)	7,895	8,342
Natural gas (mmcf/d)	167.48	148.11
Total production volume (boe/d)	60,046	56,598
(1)	Please refer to Supplemental Table 4 "Production" for disclosure by product type.

	Q1 2023		Q1 2022
	$M	$/boe	$M	$/boe
Sales	296,352	54.84	335,593	65.88
Royalties	(41,499)	(7.68)	(57,263)	(11.24)
Transportation	(13,181)	(2.44)	(9,741)	(1.91)
Operating	(76,219)	(14.10)	(60,852)	(11.95)
General and administration (1)	(5,371)	(0.99)	(6,425)	(1.26)
Corporate income tax expense (1)	(647)	(0.12)	(119)	(0.02)
Fund flows from operations	159,435	29.51	201,193	39.50
Drilling and development	(116,070)		(57,513)
Free cash flow	43,365		143,680
(1)	Includes amounts from Corporate segment.

Production from our North American operations averaged 60,046 boe/d in Q1 2023, an increase of 3% from the prior quarter primarily due to new production from our Alberta Deep Basin and Montney assets in Canada. In Alberta, we drilled seven (3.1 net), completed ten (6.3 net), and brought on production nine (7.6 net) Mannville liquids rich conventional natural gas wells, while at Mica we drilled six (6.0 net), completed five (5.0 net), and brought on production four (4.0 net) Montney liquids rich shale gas wells. We also completed two small tuck in acquisitions within our Montney and Alberta Deep Basin assets during the quarter.

In Saskatchewan, we drilled three (3.0 net), completed three (3.0 net), and brought on production four (4.0 net) light and medium crude oil wells. In the United States, we drilled five (2.1 net), completed two (0.7 net), and brought on production two (0.7 net) light and medium crude oil wells in Wyoming. During the quarter we participated in two non-operated Parkman wells and one non-operated Niobrara well, the results from which will enhance our understanding of these formations as it relates to future development prospects on our Powder River Basin acreage in Wyoming.

Sales

	Q1 2023		Q1 2022
	$M	$/boe	$M	$/boe
Canada	264,097	53.36	300,865	64.81
United States	32,255	70.89	34,728	76.96
North America	296,352	54.84	335,593	65.88

Sales in North America decreased on a dollar and per unit basis for the three months ended March 31, 2023 versus the comparable prior year period due to lower realized prices across all products, and were partially offset by an increase in production primarily related to the Mica Montney assets acquired in mid-2022.

Vermilion Energy Inc. ■ Page 21 ■ 2023 First Quarter Report

Royalties

	Q1 2023		Q1 2022
	$M	$/boe	$M	$/boe
Canada	(32,896)	(6.65)	(48,249)	(10.39)
United States	(8,603)	(18.91)	(9,014)	(19.98)
North America	(41,499)	(7.68)	(57,263)	(11.24)

Royalties in North America decreased on a dollar and per unit basis for the three months ended March 31, 2023 versus the comparable prior period primarily due to decreased sliding scale royalties on lower commodity prices. Royalties as a percentage of sales for the three months ended March 31, 2023 were 14.0%, compared to the prior year comparative period of 17.1%.

Transportation

	Q1 2023		Q1 2022
	$M	$/boe	$M	$/boe
Canada	(13,114)	(2.65)	(9,454)	(2.04)
United States	(67)	(0.15)	(287)	(0.64)
North America	(13,181)	(2.44)	(9,741)	(1.91)

Transportation expense in North America increased on a dollar and per boe basis for the three months ended March 31, 2023 versus the comparable prior period primarily due to increased costs associated with our Mica Montney assets.

Operating expense

	Q1 2023		Q1 2022
	$M	$/boe	$M	$/boe
Canada	(69,667)	(14.08)	(55,766)	(12.01)
United States	(6,552)	(14.40)	(5,086)	(11.27)
North America	(76,219)	(14.10)	(60,852)	(11.95)

Operating expenses in North America increased on a dollar basis and per boe basis for the three months ended March 31, 2023 versus the comparable prior year period and were primarily the result of an increase in maintenance activities, utilities increases, and inflationary pressures.

Vermilion Energy Inc. ■ Page 22 ■ 2023 First Quarter Report

International

	Q1 2023	Q1 2022
Production (1)
Crude oil and condensate (bbls/d)	9,054	13,519
Natural gas (mmcf/d)	80.13	96.58
Total production volume (boe/d)	22,408	29,616
Total sales volume (boe/d)	21,442	28,712
(1)	Please refer to Supplemental Table 4 "Production" for disclosure by product type.

	Q1 2023		Q1 2022
	$M	$/boe	$M	$/boe
Sales	256,346	132.84	474,586	183.66
Royalties	(25,845)	(13.39)	(14,044)	(5.43)
Transportation	(9,869)	(5.11)	(7,528)	(2.91)
Operating	(60,606)	(31.41)	(51,331)	(19.86)
General and administration	(14,518)	(7.52)	(7,795)	(3.02)
Corporate income tax expense	(21,615)	(11.20)	(45,553)	(17.63)
PRRT	-	-	(6,709)	(2.60)
Fund flows from operations	123,893	64.21	341,626	132.21
Drilling and development	(37,258)		(25,328)
Exploration and evaluation	(1,492)		(2,503)
Free cash flow	85,143		313,795

Production from our International operations averaged 22,408 boe/d in Q1 2023, a decrease of 17% from the prior quarter, primarily due to unplanned downtime in Australia, which was offline during the first quarter for maintenance. In Europe, production in the Netherlands increased over the prior quarter due to volumes from a new well brought online during the quarter, and production in France was fully restored following forest fire-related downtime in the second half of 2022. A nationwide strike in France has affected several of the refineries in France in late March and April; however, the strike has not had any material impact on our operations.

In Germany, we drilled two (2.0 net), completed three (3.0 net), and brought on production three (3.0 net) light and medium crude oil wells during the quarter. We also continued to advance our deep gas exploration and development plans in Germany as we prepare for our first well to be drilled in the fourth quarter of 2023. In the Netherlands, we completed and brought on production one (0.5 net) conventional natural gas well from our Q4 2022 drilling campaign. We also drilled the first (0.5 net) conventional natural gas well of our two (1.0 net) well 2023 program and commenced drilling of the second (0.5 net) conventional natural gas well late in the quarter. The first well did not encounter commercial hydrocarbons, however initial results from the second well look encouraging, with an approximately 10 metre gas column identified. In Australia, maintenance work on the Wandoo platform progressed as planned through the first quarter. To date, we have performed over 95% of the inspections and completed repairs where necessary to ensure we operate with the highest safety standards. Much of the identified repair work resulting from the inspections is preemptive, which we expect to result in higher operational run-rates with less unplanned downtime in the future. In early April, a cyclone entered the region which forced us to evacuate the offshore platform and temporarily halt maintenance operations. While there was no physical damage to the platform, the evacuation occurred during final maintenance work and will now require additional time to reorganize and complete the remaining inspections. As a result, we now anticipate production to remain offline for most of the second quarter.

Sales

	Q1 2023		Q1 2022
	$M	$/boe	$M	$/boe
Australia	-	-	49,581	147.16
France	64,466	108.15	92,898	133.41
Netherlands	69,081	156.31	132,572	223.57
Germany	71,472	139.17	94,558	189.55
Ireland	49,487	134.24	104,029	229.22
Central and Eastern Europe	1,840	191.07	948	184.80
International	256,346	132.84	474,586	183.66

Vermilion Energy Inc. ■ Page 23 ■ 2023 First Quarter Report

As a result of changes in inventory levels, our sales volumes for crude oil in Australia, France, and Germany may differ from our production volumes in those business units. The following table provides the crude oil sales volumes (consisting entirely of "light crude oil and medium crude oil") for those jurisdictions.

Crude oil sales volumes (bbls/d)	Q1 2023	Q1 2022
Australia	-	3,743
France	6,623	7,737
Germany	1,398	1,051
International	8,021	12,531

Sales decreased on a dollar and per unit basis for the three months ended March 31, 2023 versus the prior year comparable period due to lower realized prices across France, Netherlands, Germany and Ireland business units combined with lower sales volumes primarily due to downtime in Australia.

Royalties

	Q1 2023		Q1 2022
	$M	$/boe	$M	$/boe
France	(7,091)	(11.90)	(8,724)	(12.53)
Netherlands (1)	(14,829)	(33.55)	-	-
Germany	(2,903)	(5.65)	(5,043)	(10.11)
Central and Eastern Europe	(1,022)	(106.13)	(277)	(54.00)
International	(25,845)	(13.39)	(14,044)	(5.43)
(1)	For 2023 and 2024, Netherlands has implemented a windfall royalty. This royalty applies if annual realized pricing (net of hedges) exceeds #eu#0.50/Nm3. This royalty is assessed annually at a rate of 65% on realized pricing (net of hedges) less #eu#0.50/Nm3 and payments on this royalty are deductible in calculating current income taxes. For the three months ended March 31, 2023, windfall tax royalty expense was $14.8 million ($7.4 million, net of tax) and is included within the royalties line item in the consolidated statement of net earnings.

Royalties in our International core region are primarily incurred in France, Germany and the Netherlands, where royalties include charges based on a percentage of sales and fixed per boe charges. Our production in Australia and Ireland is not subject to royalties.

Royalties increased on a dollar and per unit basis for the three months and year ended March 31, 2023 versus the comparable prior periods primarily due to the implementation of windfall royalties in the Netherlands partially offset by lower sales prices in France and Germany.

Royalties as a percentage of sales for the three months ended March 31, 2023 of 10.1% increased versus the comparable prior period of 3.0% primarily due to the implementation of windfall royalties in the Netherlands.

Transportation

	Q1 2023		Q1 2022
	$M	$/boe	$M	$/boe
France	(6,200)	(10.40)	(4,766)	(6.84)
Germany	(2,764)	(5.38)	(1,781)	(3.57)
Ireland	(905)	(2.45)	(981)	(2.16)
International	(9,869)	(5.11)	(7,528)	(2.91)

Transportation expense increased on a dollar and per unit basis for the three months ended March 31, 2023 versus the comparable prior period primarily due to higher vessel costs in France combined with higher volumes in Germany.

Our production in Australia, Netherlands and Central and Eastern Europe is not subject to transportation expense

Vermilion Energy Inc. ■ Page 24 ■ 2023 First Quarter Report

Operating expense

	Q1 2023		Q1 2022
	$M	$/boe	$M	$/boe
Australia	(15,331)	-	(13,340)	(39.59)
France	(16,547)	(27.76)	(15,030)	(21.58)
Netherlands	(12,912)	(29.22)	(10,470)	(17.66)
Germany	(10,663)	(20.76)	(8,293)	(16.62)
Ireland	(4,618)	(12.53)	(3,853)	(8.49)
Central and Eastern Europe	(535)	(55.56)	(345)	(67.25)
International	(60,606)	(31.41)	(51,331)	(19.86)

For the three months ended March 31, 2023 versus the prior comparable period, operating expense increased on a dollar and per unit basis. On a dollar basis increases were primarily due to maintenance costs in Australia and Germany, and higher power prices in France. On a per unit basis, the increase was primarily attributable to the shut-in of our Wandoo platform in Australia resulting in no production as we continued maintenance.

Vermilion Energy Inc. ■ Page 25 ■ 2023 First Quarter Report

Consolidated Financial Performance Review

Financial performance

	Q1 2023		Q1 2022
	$M	$/boe	$M	$/boe
Sales	552,698	75.36	810,179	105.52
Royalties	(67,344)	(9.18)	(71,307)	(9.29)
Transportation	(23,050)	(3.14)	(17,269)	(2.25)
Operating	(136,825)	(18.66)	(112,183)	(14.61)
General and administration	(19,889)	(2.71)	(14,220)	(1.85)
Corporate income tax expense	(22,262)	(3.04)	(45,672)	(5.95)
Windfall taxes	(21,440)	(2.92)	-	-
PRRT	-	-	(6,709)	(0.87)
Interest expense	(21,875)	(2.98)	(14,823)	(1.93)
Realized gain (loss) on derivatives	14,330	1.95	(144,223)	(18.78)
Realized foreign exchange (loss) gain	(4,771)	(0.65)	750	0.10
Realized other income	3,595	0.49	5,345	0.70
Fund flows from operations	253,167	34.52	389,868	50.79
Equity based compensation	(23,525)		(25,369)
Unrealized gain (loss) on derivative instruments (1)	92,698		(220,794)
Unrealized foreign exchange (loss) gain (1)	(15,478)		40,137
Accretion	(20,051)		(13,638)
Depletion and depreciation	(148,131)		(134,240)
Deferred tax recovery	36,466		56,093
Gain on business combination	432,550		-
Loss on disposition	(226,828)		-
Impairment reversal	-		192,094
Unrealized other expense (1)	(536)		(197)
Net earnings	380,332		283,954
(1)	Unrealized gain (loss) on derivative instruments, Unrealized foreign exchange (loss) gain, and Unrealized other expense are line items from the respective Consolidated Statements of Cash Flows.

Fluctuations in fund flows from operations may occur as a result of changes in production levels, commodity prices, and costs to produce petroleum and natural gas. In addition, fund flows from operations may be affected by the timing of crude oil shipments in Australia and France. When crude oil inventory is built up, the related operating expense, royalties, and depletion expense are deferred and carried as inventory on the consolidated balance sheet. When the crude oil inventory is subsequently drawn down, the related expenses are recognized within profit or loss.

General and administration

•	General and administration expense increased for the three months ended March 31, 2023 versus the prior year comparable period primarily due to increased transaction costs.

PRRT and corporate income taxes

•	PRRT decreased for the three months ended March 31, 2023 versus the comparable prior period due to downtime in Australia resulting in no taxable income in the current period.
•	Corporate income taxes for the three months ended March 31, 2023 decreased versus the comparable prior period primarily due to lower taxable income as a result of decreased commodity prices in 2023.
Vermilion Energy Inc. ■ Page 26 ■ 2023 First Quarter Report

Windfall taxes

•	On September 30, 2022 the Council of the European Union and member states agreed to a mandatory temporary solidarity contribution on the profits of oil and gas producers. The contribution set out minimum amounts to be calculated on taxable profits starting in 2022 and/or 2023, which are above a 20% increase of the average yearly taxable profits for 2018 to 2021. Legislation became substantively enacted during the fourth quarter of 2022.
•	In Netherlands, Germany, and France, a rate of 33% has been legislated on excess profits and a rate of 75% has been announced by the Irish Government. For the three months ended March 31, 2023, windfall tax expense was $21.4 million.
•	For 2023 and 2024, Netherlands has implemented a windfall royalty. This royalty applies if annual realized pricing (net of hedges) exceeds #eu#0.50/Nm3. This royalty is assessed annually at a rate of 65% on realized pricing (net of hedges) less #eu#0.50/Nm3 and payments on this royalty are deductible in calculating current income taxes. For the three months ended March 31, 2023, windfall tax royalty expense was $14.8 million ($7.4 million, net of tax) and is included within the royalties line item in the consolidated statement of net earnings.

Interest expense

•	Interest expense increased for the three months ended March 31, 2023 compared to the comparable prior period despite lower debt levels. This was due to higher variable interest rates and an increase in the percentage of our debt with fixed interest rates following the issuance of the 2030 senior unsecured notes.

Realized gain or loss on derivatives

•	For the three months ended March 31, 2023, we recorded realized gains on our crude oil and natural gas hedges due to lower commodity pricing compared to the strike prices on our hedges.
•	A listing of derivative positions as at March 31, 2023 is included in “Supplemental Table 2” of this MD&A.

Realized other income

•	Realized other income for the three months ended March 31, 2023 decreased versus the comparable prior periods primarily due to lower amounts for funding under the Saskatchewan Accelerated Site Closure program partially offset by insurance proceeds receivable related to the 2022 Cazaux fire in France.

Net earnings

Fluctuations in net earnings from period-to-period are caused by changes in both cash and non-cash based income and charges. Cash based items are reflected in fund flows from operations. Non-cash items include: equity based compensation expense, unrealized gains and losses on derivative instruments, unrealized foreign exchange gains and losses, accretion, depletion and depreciation expense, and deferred taxes. In addition, non-cash items may also include gains resulting from business combinations or charges resulting from impairment or impairment reversals.

Equity based compensation

Equity based compensation expense relates primarily to non-cash compensation expense attributable to long-term incentives granted to directors, officers, and employees under security-based arrangements. Equity based compensation expense decreased for the three months ended March 31, 2023 versus the comparable prior period primarily due to the lower value of LTIP awards outstanding in the current period.

Unrealized gain or loss on derivative instruments

Unrealized gain or loss on derivative instruments arises as a result of changes in forecasts for future prices and rates. As Vermilion uses derivative instruments to manage the commodity price exposure of our future crude oil and natural gas production, we will normally recognize unrealized gains on derivative instruments when future commodity price forecasts decline and vice-versa. As derivative instruments are settled, the unrealized gain or loss previously recognized is reversed, and the settlement results in a realized gain or loss on derivative instruments.

USD-to-CAD cross currency interest rate swaps and foreign exchange swaps may be entered into to hedge the foreign exchange movements on USD borrowings on our revolving credit facility. As such, unrealized gains and losses on our cross currency interest swaps are offset by unrealized losses and gains on foreign exchange relating to the underlying USD borrowings from our revolving credit facility.

For the three months ended March 31, 2023, we recognized a net unrealized gain on derivative instruments of $92.7 million. This consists of unrealized gains of $123.3 million on our European natural gas commodity derivative instruments, partially offset by unrealized losses of $24.1 million on our equity swaps, $4.6 million on our North American natural gas commodity derivative instruments, and $1.9 million on our USD-to-CAD foreign exchange swaps.

Vermilion Energy Inc. ■ Page 27 ■ 2023 First Quarter Report

Unrealized foreign exchange gains or losses

As a result of Vermilion’s international operations, Vermilion has monetary assets and liabilities denominated in currencies other than the Canadian dollar. These monetary assets and liabilities include cash, receivables, payables, long-term debt, derivative instruments and intercompany loans. Unrealized foreign exchange gains and losses result from translating these monetary assets and liabilities from their underlying currency to the Canadian dollar.

In 2023, unrealized foreign exchange gains and losses primarily resulted from:

•	The translation of Euro denominated intercompany loans from our international subsidiaries to Vermilion Energy Inc. An appreciation in the Euro against the Canadian dollar will result in an unrealized foreign exchange loss (and vice-versa). Under IFRS, the offsetting foreign exchange loss or gain is recorded as a currency translation adjustment within other comprehensive income. As a result, consolidated comprehensive income reflects the offsetting of these translation adjustments while net earnings reflects only the parent company's side of the translation.
•	The translation of USD borrowings on our revolving credit facility. The unrealized foreign exchange gains or losses on these borrowings are offset by unrealized derivative gains or losses on associated USD-to-CAD cross currency interest rate swaps (discussed further below).
•	The translation of our USD denominated 2025 senior unsecured notes and USD denominated 2030 senior unsecured notes. During the period between June 12, 2019 and May 5, 2020 the USD 2025 senior unsecured notes were hedged by a USD-to-CAD cross currency interest rate swap. Subsequent to the termination of these instruments, amounts previously recognized in the hedge accounting reserve will be recognized into earnings through unrealized foreign exchange loss over the period of the hedged cash flows.

For the three months ended March 31, 2023, we recognized a net unrealized foreign exchange loss of $15.5 million, driven by an unrealized loss of $16.4 million on intercompany loans due to the Euro strengthening 1.7% against the Canadian dollar in Q1 2023 and was partially offset by an unrealized gain of $1.2 million on our USD borrowings from our revolving credit facility.

As at March 31, 2023, a $0.01 appreciation of the Euro against the Canadian dollar would result in a $8.4 million decrease to net earnings as a result of an unrealized loss on foreign exchange, while a $0.01 appreciation of the US dollar against the Canadian dollar would result in a $5.6 million decrease to net earnings as a result of an unrealized loss on foreign exchange.

Accretion

Accretion expense is recognized to update the present value of the asset retirement obligation balance. For the three months and year ended March 31, 2023, accretion expense increased versus the comparable prior periods primarily due to the impact of a higher asset retirement obligation balance at the end of 2022 compared to 2021 and strengthening of the Euro against the Canadian dollar.

Depletion and depreciation

Depletion and depreciation expense is recognized to allocate the cost of capital assets over the useful life of the respective assets. Depletion and depreciation expense per unit of production is determined for each depletion unit (which are groups of assets within a specific production area that have similar economic lives) by dividing the sum of the net book value of capital assets and future development costs by total proved plus probable reserves.

Fluctuations in depletion and depreciation expense are primarily the result of changes in produced crude oil and natural gas volumes, and changes in depletion and depreciation per unit. Fluctuations in depletion and depreciation per unit are the result of changes in reserves, depletable base (net book value of capital assets and future development costs), and relative production mix.

Depletion and depreciation on a per boe basis for the three months ended March 31, 2023 of $20.20 increased from $17.48 in the comparable prior period primarily due to 2022 acquisitions rolling into the 2023 depletable base, changes in reserves, and strengthening of the Euro against the Canadian dollar in Q1 2023.

Deferred tax

Deferred tax assets arise when the tax basis of an asset exceeds its accounting basis (known as a deductible temporary difference). Conversely, deferred tax liabilities arise when the tax basis of an asset is less than its accounting basis (known as a taxable temporary difference). Deferred tax assets are recognized only to the extent that it is probable that there are future taxable profits against which the deductible temporary difference can be utilized. Deferred tax assets and liabilities are measured at the enacted or substantively enacted tax rate that is expected to apply when the asset is realized, or the liability is settled.

As such, fluctuations in deferred tax expenses and recoveries primarily arise as a result of: changes in the accounting basis of an asset or liability without a corresponding tax basis change (e.g. when derivative assets and liabilities are marked-to-market or when accounting depletion differs from tax depletion), changes in available tax losses (e.g. if they are utilized to offset taxable income), changes in estimated future taxable profits resulting in a derecognition or recognition of deferred tax assets, and changes in enacted or substantively enacted tax rates.

Vermilion Energy Inc. ■ Page 28 ■ 2023 First Quarter Report

For the three months ended March 31, 2023, the Company recorded deferred tax recovery of $36.5 million compared to deferred tax recovery of $56.1 million for the comparable prior period. The deferred tax recovery in the current quarter is primarily attributable to the disposition of assets in southeast Saskatchewan.

Gain on business combination

On March 31, 2023, Vermilion purchased Equinor Energy Ireland Limited ("EEIL") from Equinor ASA. The acquisition adds an incremental 36.5% interest in the Corrib Natural Gas Project, increasing Vermilion's operated interest to 56.5%. The acquisition makes Vermilion the largest provider of domestic natural gas in Ireland.

The gain on the business combination primarily resulted from increases in working capital and the fair value of capital assets from when the purchase and sale agreement was entered into in November 2021 and when the acquisition closed in March 2023.

Loss on disposition

In March 2023, Vermilion sold non-core assets in southeast Saskatchewan for net proceeds of $182.2 million. The book value of the net assets disposed of was $409.0 million resulting in a loss on disposition of $226.8 million.

Vermilion Energy Inc. ■ Page 29 ■ 2023 First Quarter Report

Financial Position Review

Balance sheet strategy

We regularly review whether our forecast of fund flows from operations is sufficient to finance planned capital expenditures, dividends, share buy-backs, and abandonment and reclamation expenditures. To the extent that fund flows from operations forecasts are not expected to be sufficient to fulfill such expenditures, we will evaluate our ability to finance any shortfall by reducing some or all categories of expenditures, with issuances of equity, and/or with debt (including borrowing using the unutilized capacity of our existing revolving credit facility). We have a long-term goal of maintaining a ratio of net debt to four quarter trailing fund flows from operations of approximately 1.0.

As at March 31, 2023, we have a ratio of net debt to four quarter trailing fund flows from operations of 0.9. We will continue to monitor for changes in forecasted fund flows from operations and, as appropriate, will adjust our exploration, development capital plans (and associated production targets), and return of capital plans to target optimal debt levels.

Maintaining a strong balance sheet is a core principle of Vermilion and will remain a focus going forward. As debt reduction continues, we will plan to increase the amount of free cash flow that is available for the return of capital, while taking into account other capital requirements.

Net debt

Net debt is reconciled to long-term debt, as follows:

	As at
($M)	Mar 31, 2023	Dec 31, 2022
Long-term debt	933,463	1,081,351
Adjusted working capital deficit (1)	434,566	265,111
Unrealized FX on swapped USD borrowings	-	(1,876)
Net debt	1,368,029	1,344,586

Ratio of net debt to four quarter trailing fund flows from operations	0.9	0.8
(1)	Adjusted working capital is a non-GAAP financial measure that is not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers. It is defined as current assets less current liabilities, excluding current derivatives and current lease liabilities. The measure is used to calculate net debt, a capital measure disclosed above. Reconciliation to the primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

As at March 31, 2023, net debt increased to $1.4 billion (December 31, 2022 - $1.3 billion), primarily as a result of acquisition activities driven by the purchase of an additional 36.5% working interest in our operated Corrib project for $205.0 million (net of cash and working capital deficit acquired) and partially offset by debt repayments of $146.6 million, funded by the disposition of our southeast Saskatchewan assets for $182.2 million and $98.3 million of free cash flow generated during the quarter. The ratio of net debt to four quarter trailing fund flows from operations as at March 31, 2023 increased to 0.9 (December 31, 2022 - 0.8) due to higher four quarter trailing fund flows from operations, driven by strong commodity prices.

Long-term debt

The balances recognized on our balance sheet are as follows:

	As at
	Mar 31, 2023	Dec 31, 2022
Revolving credit facility	-	147,666
2025 senior unsecured notes	404,344	404,463
2030 senior unsecured notes	529,119	529,222
Long-term debt	933,463	1,081,351

Vermilion Energy Inc. ■ Page 30 ■ 2023 First Quarter Report

Revolving Credit Facility

As at March 31, 2023, Vermilion had in place a bank revolving credit facility maturing May 29, 2026 with terms and outstanding positions as follows:

	As at
($M)	Mar 31, 2023	Dec 31, 2022
Total facility amount	1,600,000	1,600,000
Amount drawn	-	(147,666)
Letters of credit outstanding	(36,688)	(13,527)
Unutilized capacity	1,563,312	1,438,807

As at March 31, 2023, the revolving credit facility was subject to the following financial covenants:

		As at
Financial covenant	Limit	Mar 31, 2023	Dec 31, 2022
Consolidated total debt to consolidated EBITDA	Less than 4.0	0.41	0.51
Consolidated total senior debt to consolidated EBITDA	Less than 3.5	-	0.07
Consolidated EBITDA to consolidated interest expense	Greater than 2.5	26.35	27.10

Our financial covenants include financial measures defined within our revolving credit facility agreement that are not defined under IFRS. These financial measures are defined by our revolving credit facility agreement as follows:

•	Consolidated total debt: Includes all amounts classified as “Long-term debt”, “Current portion of long-term debt”, and “Lease obligations” (including the current portion included within "Accounts payable and accrued liabilities" but excluding operating leases as defined under IAS 17) on our consolidated balance sheet.
•	Consolidated total senior debt: Consolidated total debt excluding unsecured and subordinated debt.
•	Consolidated EBITDA: Consolidated net earnings before interest, income taxes, depreciation, accretion and certain other non-cash items, adjusted for the impact of the acquisition of a material subsidiary.
•	Total interest expense: Includes all amounts classified as "Interest expense", but excludes interest on operating leases as defined under IAS 17.

In addition, our revolving credit facility has provisions relating to our liability management ratings in Alberta and Saskatchewan whereby if our security adjusted liability management ratings fall below specified limits in a province, a portion of the asset retirement obligations are included in the definitions of consolidated total debt and consolidated total senior debt. An event of default occurs if our security adjusted liability management ratings breach additional lower limits for a period greater than 90 days. As of March 31, 2023, Vermilion's liability management ratings were higher than the specified levels, and as such, no amounts relating to asset retirement obligations were included in the calculation of consolidated total debt and consolidated total senior debt.

As at March 31, 2023 and December 31, 2022, Vermilion was in compliance with the above covenants.

2025 senior unsecured notes

On March 13, 2017, Vermilion issued US $300.0 million of senior unsecured notes at par. The notes bear interest at a rate of 5.625% per annum, paid semi-annually on March 15 and September 15, and mature on March 15, 2025. As direct senior unsecured obligations of Vermilion, the notes rank equally in right of payment with existing and future senior indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Subsequent to March 15, 2023, Vermilion may redeem some or all of the senior unsecured notes at a 100.000% redemption price plus any accrued and unpaid interest.

Vermilion Energy Inc. ■ Page 31 ■ 2023 First Quarter Report

2030 senior unsecured notes

On April 26, 2022, Vermilion closed a private offering of US $400.0 million 8-year senior unsecured notes. The notes were priced at 99.241% of par, mature on May 1, 2030, and bear interest at a rate of 6.875% per annum. Interest is paid semi-annually on May 1 and November 1, commencing on November 1, 2022. The notes are senior unsecured obligations of Vermilion and rank equally with existing and future senior unsecured indebtedness.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion may, at its option, redeem the notes prior to maturity as follows:

•	On or after May 1, 2025, Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth below, together with accrued and unpaid interest.
•	Prior to May 1, 2025, Vermilion may redeem up to 35% of the original principal amount of the notes with an amount of cash not greater than the net cash proceeds of certain equity offerings at a redemption price of 106.875% of the principal amount of the notes, together with accrued and unpaid interest.
•	Prior to May 1, 2025, Vermilion may also redeem some or all of the notes at a price equal to 100% of the principal amount of the notes, plus a “make-whole premium,” together with applicable premium, accrued and unpaid interest.
Year	Redemption price
2025	103.438%
2026	102.292%
2027	101.146%
2028 and thereafter	100.000%

Shareholders' capital

The following table outlines our dividend payment history:

Date	Frequency	Dividend per unit or share
January 2003 to December 2007	Monthly	$0.170
January 2008 to December 2012	Monthly	$0.190
January 2013 to December 2013	Monthly	$0.200
January 2014 to March 2018	Monthly	$0.215
April 2018 to February 2020	Monthly	$0.230
March 2020	Monthly	$0.115
April 2022 to July 2022	Quarterly	$0.060
August 2022 to March 2023	Quarterly	$0.080
April 2023 onwards	Quarterly	$0.100

In January 2023, we announced our plan to increase the quarterly dividend by 25% to $0.10 per share effective for the planned Q1 2023 distribution.

The following table reconciles the change in shareholders’ capital:

Shareholders’ Capital	Shares ('000s)	Amount
Balance at January 1	163,227	4,243,794
Shares issued for equity based compensation	600	10,280
Repurchase of shares	(1,566)	(40,960)
Balance at March 31	162,261	4,213,114

As at March 31, 2023, there were approximately 5.5 million equity based compensation awards outstanding. As at May 3, 2023, there were approximately 165.2 million common shares issued and outstanding.

On July 4, 2022, the Toronto Stock Exchange approved our notice of intention to commence a normal course issuer bid ("the NCIB"). The NCIB allows Vermilion to purchase up to 16,076,666 common shares (representing approximately 10% of outstanding common shares) beginning July 6, 2022 and ending July 5, 2023. Common shares purchased under the NCIB will be cancelled. To date, Vermilion has purchased and cancelled 4.6 million common shares.

In the first quarter of 2023, Vermilion purchased 1.6 million common shares under the NCIB for total consideration of $30.0 million.

Vermilion Energy Inc. ■ Page 32 ■ 2023 First Quarter Report

Asset Retirement Obligations

As at March 31, 2023, asset retirement obligations were $990.5 million compared to $1,087.8 million as at December 31, 2022. The decrease in asset retirement obligations is primarily attributable to the disposition of our southeast Saskatchewan assets and an increase in the credit-adjusted risk-free rate from 4.5% at December 31, 2022 to 5.0% at March 31, 2023. This decrease was partially offset by the acquisition of an additional 36.5% working interest in our Corrib project and accretion expense recognized.

The present value of the obligation is calculated using a credit-adjusted risk-free rate, calculated using a credit spread added to risk-free rates based on long-term, risk-free government bonds. Vermilion's credit spread is determined using the Company's expected cost of borrowing at the end of the reporting period.

The risk-free rates and credit spread used as inputs to discount the obligations were as follows:

	Mar 31, 2023	Dec 31, 2022	Change
Credit spread added to below noted risk-free rates	5.0%	4.5%	0.5%
Country specific risk-free rate
Canada	3.1%	3.3%	(0.2) %
United States	3.8%	4.1%	(0.3) %
France	3.2%	3.4%	(0.2) %
Netherlands	2.5%	2.7%	(0.2) %
Germany	2.3%	2.5%	(0.2) %
Ireland	3.1%	3.2%	(0.1) %
Australia	3.4%	4.2%	(0.8) %

Current cost estimates are inflated to the estimated time of abandonment using inflation rates of between 1.6% and 4.2% (as at December 31, 2022 - between 1.6% and 4.2%).

Vermilion Energy Inc. ■ Page 33 ■ 2023 First Quarter Report

Risks and Uncertainties

Vermilion is exposed to various market and operational risks. For a discussion of these risks, please see Vermilion's MD&A and Annual Information Form, each for the year ended December 31, 2022 available on SEDAR at www.sedar.com or on Vermilion’s website at www.vermilionenergy.com.

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of any possible contingencies. These estimates and assumptions are developed based on the best available information which management believed to be reasonable at the time such estimates and assumptions were made. As such, these assumptions are uncertain at the time estimates are made and could change, resulting in a material impact on Vermilion’s consolidated financial statements. Estimates are reviewed by management on an ongoing basis and as a result may change from period to period due to the availability of new information or changes in circumstances. Additionally, as a result of the unique circumstances of each jurisdiction that Vermilion operates in, the critical accounting estimates may affect one or more jurisdictions. There have been no material changes to our critical accounting estimates used in applying accounting policies for the three months ended March 31, 2023. Further information, including a discussion of critical accounting estimates, can be found in the notes to the Consolidated Financial Statements and annual MD&A for the year ended December 31, 2022, available on SEDAR at www.sedar.com or on Vermilion’s website at www.vermilionenergy.com.

Off Balance Sheet Arrangements

We have not entered into any guarantee or off balance sheet arrangements that would materially impact our financial position or results of operations.

Internal Control Over Financial Reporting

There has been no change in Vermilion’s internal control over financial reporting ("ICFR") during the period covered by this MD&A that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Vermilion has limited the scope of design controls and procedures ("DC&P") and internal controls over financial reporting to exclude controls, policies and procedures of Leucrotta Exploration Inc., which was acquired on May 31, 2022 and Equinor Energy Ireland Limited, which was acquired on March 31, 2023. The scope limitation is in accordance with section 3.3(1)(b) of NI 52-109 which allows an issuer to limit the design of DC&P and ICFR to exclude controls, policies, and procedures of a business that the issuer acquired not more than 365 days before the end of the fiscal period.

The tables below present the summary financial information of Leucrotta Exploration Inc. and Equinor Energy Ireland Limited included in Vermilion's financial statements as at and for the three months ended March 31, 2023:

Leucrotta Exploration Inc.:

($M)	As at Mar 31, 2023
Non-current assets	734,230
Non-current liabilities	99,307
Net assets	634,923

($M)	Three Months Ended Mar 31, 2023
Revenue net of royalties	22,552
Net earnings	2,201

Equinor Energy Ireland Limited:

($M)	As at Mar 31, 2023
Non-current assets	768,026
Non-current liabilities	78,725
Net assets	488,893

Vermilion Energy Inc. ■ Page 34 ■ 2023 First Quarter Report

Recently Adopted Accounting Pronouncements

Vermilion did not adopt any new accounting pronouncements as at March 31, 2023.

Disclosure Controls and Procedures

Our officers have established and maintained disclosure controls and procedures and evaluated the effectiveness of these controls in conjunction with our filings.

As of March 31, 2023, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded and certified that our disclosure controls and procedures are effective.

Vermilion Energy Inc. ■ Page 35 ■ 2023 First Quarter Report

Supplemental Table 1: Netbacks

The following table includes financial statement information on a per unit basis by business unit. Liquids includes crude oil, condensate, and NGLs. Natural gas sales volumes have been converted on a basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.

	Q1 2023			Q1 2022
	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe
Canada
Sales	80.35	4.14	53.36	94.67	4.82	64.81
Royalties	(10.90)	(0.36)	(6.65)	(16.53)	(0.50)	(10.39)
Transportation	(3.22)	(0.34)	(2.65)	(2.71)	(0.20)	(2.04)
Operating	(17.80)	(1.69)	(14.08)	(15.84)	(1.23)	(12.01)
Operating netback	48.43	1.75	29.98	59.59	2.89	40.37
General and administration			(4.76)			(1.47)
Fund flows from operations ($/boe)			25.22			38.90
United States
Sales	86.06	3.61	70.89	93.77	4.48	76.96
Royalties	(22.86)	(1.01)	(18.91)	(23.86)	(1.40)	(19.98)
Transportation	(0.19)	-	(0.15)	(0.85)	-	(0.64)
Operating	(14.69)	(2.24)	(14.40)	(11.29)	(1.87)	(11.27)
Operating netback	48.32	0.36	37.43	57.77	1.21	45.07
General and administration			(5.53)			(3.51)
Fund flows from operations ($/boe)			31.90			41.56
France
Sales	108.15	-	108.15	133.41	-	133.41
Royalties	(11.90)	-	(11.90)	(12.53)	-	(12.53)
Transportation	(10.40)	-	(10.40)	(6.84)	-	(6.84)
Operating	(27.76)	-	(27.76)	(21.58)	-	(21.58)
Operating netback	58.09	-	58.09	92.46	-	92.46
General and administration			(8.11)			(5.55)
Current income taxes			(2.03)			(10.34)
Fund flows from operations ($/boe)			47.95			76.57
Netherlands
Sales	81.66	26.22	156.31	78.45	37.57	223.57
Royalties (1)	-	(5.67)	(33.55)	-	-	-
Operating	-	(4.94)	(29.22)	-	(2.98)	(17.66)
Operating netback	81.66	15.61	93.54	78.45	34.59	205.91
General and administration			(4.78)			(1.36)
Current income taxes			(15.15)			(59.47)
Fund flows from operations ($/boe)			73.61			145.08
Germany
Sales	106.02	24.99	139.17	128.15	33.98	189.55
Royalties	(1.45)	(1.17)	(5.65)	(2.07)	(2.00)	(10.11)
Transportation	(11.50)	(0.57)	(5.38)	(11.08)	(0.30)	(3.57)
Operating	(22.87)	(3.35)	(20.76)	(25.43)	(2.43)	(16.62)
Operating netback	70.20	19.90	107.38	89.57	29.25	159.25
General and administration			(5.34)			(2.31)
Current income taxes			(25.47)			(5.98)
Fund flows from operations ($/boe)			76.57			150.96
Vermilion Energy Inc. ■ Page 36 ■ 2023 First Quarter Report

	Q1 2023			Q1 2022
	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe

Ireland
Sales	-	22.37	134.24	-	38.20	229.22
Transportation	-	(0.41)	(2.45)	-	(0.36)	(2.16)
Operating	-	(2.09)	(12.53)	-	(1.41)	(8.49)
Operating netback	-	19.87	119.26	-	36.43	218.57
General and administration			(3.46)			(0.50)
Fund flows from operations ($/boe)			115.80			218.07
Australia
Sales	-	-	-	147.16	-	147.16
Operating	-	-	-	(39.59)	-	(39.59)
PRRT (2)	-	-	-	(19.91)	-	(19.91)
Operating netback	-	-	-	87.66	-	87.66
General and administration			-			(2.50)
Current income taxes			-			(0.30)
Fund flows from operations ($/boe)			-			84.86
Total Company
Sales	86.37	10.77	75.36	106.50	17.41	105.52
Realized hedging (loss) gain	-	0.64	1.95	(7.85)	(5.12)	(18.78)
Royalties	(11.87)	(1.09)	(9.18)	(14.69)	(0.56)	(9.29)
Transportation	(4.39)	(0.32)	(3.14)	(3.24)	(0.20)	(2.25)
Operating	(23.52)	(2.32)	(18.66)	(18.65)	(1.70)	(14.61)
PRRT (2)	-	-	-	(1.67)	-	(0.87)
Operating netback	46.59	7.68	46.33	60.40	9.83	59.72
General and administration			(2.71)			(1.85)
Interest expense			(2.98)			(1.93)
Realized foreign exchange			(0.65)			0.10
Other income			0.49			0.70
Corporate income taxes			(3.04)			(5.95)
Windfall taxes			(2.92)			-
Fund flows from operations ($/boe)			34.52			50.79

(1)	For 2023 and 2024, Netherlands has implemented a windfall royalty. This royalty applies if annual realized pricing (net of hedges) exceeds #eu#0.50/Nm3. This royalty is assessed annually at a rate of 65% on realized pricing (net of hedges) less #eu#0.50/Nm3 and payments on this royalty are deductible in calculating current income taxes. For the three months ended March 31, 2023, windfall tax royalty expense was $14.8 million ($7.4 million, net of tax) and is included within the royalties line item in the consolidated statement of net earnings.
(2)	Vermilion considers Australian PRRT to be an operating item and, accordingly, has included PRRT in the calculation of operating netbacks. Current income taxes presented above excludes PRRT.
Vermilion Energy Inc. ■ Page 37 ■ 2023 First Quarter Report

Supplemental Table 2: Hedges

The prices in these tables may represent the weighted averages for several contracts with foreign currency amounts translated to the disclosure currency using forward rates as at the month-end date. The weighted average price for the portfolio of options listed below may not have the same payoff profile as the individual contracts. As such, the presentation of the weighted average prices is purely for indicative purposes.

The following tables outline Vermilion’s outstanding risk management positions as at March 31, 2023:

	Unit	Currency	Daily Bought Put Volume	Weighted Average Bought Put Price	Daily Sold Call Volume	Weighted Average Sold Call Price	Daily Sold Put Volume	Weighted Average Sold Put Price	Daily Sold Swap Volume	Weighted Average Sold Swap Price	Daily Bought Swap Volume	Weighted Average Bought Swap Price
AECO
Q1 2023	mcf	CAD	4,739	3.69	4,739	7.70	-	-	28,435	4.95	-	-
Q2 2023	mcf	CAD	-	-	-	-	-	-	18,956	3.86	-	-
Q3 2023	mcf	CAD	-	-	-	-	-	-	18,956	3.86	-	-
Q4 2023	mcf	CAD	-	-	-	-	-	-	6,387	3.86	-	-
AECO Basis (AECO less NYMEX Henry Hub)
Q2 2023	mcf	USD	-	-	-	-	-	-	43,000	(1.29)	-	-
Q3 2023	mcf	USD	-	-	-	-	-	-	43,000	(1.29)	-	-
Q4 2023	mcf	USD	-	-	-	-	-	-	14,489	(1.29)	-	-
NYMEX Henry Hub
Q1 2023	mcf	USD	24,000	4.00	24,000	8.44	-	-	-	-	-	-
Q2 2023	mcf	USD	5,000	4.00	5,000	8.75	-	-	-	-	-	-
Q3 2023	mcf	USD	5,000	4.00	5,000	8.75	-	-	-	-	-	-
Q4 2023	mcf	USD	1,685	4.00	1,685	8.75	-	-	-	-	-	-

	Unit	Currency	Daily Bought Put Volume	Weighted Average Bought Put Price	Daily Sold Call Volume	Weighted Average Sold Call Price	Daily Sold Put Volume	Weighted Average Sold Put Price	Daily Sold Swap Volume	Weighted Average Sold Swap Price	Daily Bought Swap Volume	Weighted Average Bought Swap Price
NBP
Q1 2023	mcf	EUR	18,426	11.76	18,426	19.53	14,740	4.10	-	-	-	-
Q2 2023 (1)	mcf	EUR	7,370	11.48	7,370	17.46	4,913	4.40	29,651	9.68	-	-
Q3 2023 (1)	mcf	EUR	2,457	22.71	2,457	35.90	-	-	27,146	9.58	-	-
Q4 2023 (1)	mcf	EUR	-	-	-	-	-	-	28,209	10.30	-	-
Q1 2024	mcf	EUR	4,913	41.03	4,913	84.26	-	-	-	-	-	-
TTF
Q1 2023	mcf	EUR	14,740	24.01	14,740	46.12	2,457	3.52	-	-	-	-
Q2 2023	mcf	EUR	19,654	34.53	19,654	53.21	-	-	-	-	-	-
Q3 2023	mcf	EUR	19,654	34.53	19,654	53.21	-	-	-	-	-	-
Q4 2023	mcf	EUR	12,284	44.84	12,284	84.99	-	-	3,685	67.41	-	-
Q1 2024	mcf	EUR	31,938	40.69	31,938	78.00	-	-	3,685	67.41	-	-
Q2 2024	mcf	EUR	3,593	37.56	3,593	74.66	-	-	-	-	-	-
Q3 2024	mcf	EUR	3,593	37.56	3,593	74.66	-	-	-	-	-	-
(1)	NBP swaps were acquired as part of the Corrib acquisition on March 31, 2023. These swaps are contracted as p/therm and have been converted to #eu#/mcf for the purposes of this disclosure.

VET Equity Swaps		Initial Share Price		Share Volume
Swap	Jan 2020 - Apr 2025	20.9788	CAD	2,250,000
Swap	Jan 2020 - Jul 2025	22.4587	CAD	1,500,000

Vermilion Energy Inc. ■ Page 38 ■ 2023 First Quarter Report

Supplemental Table 3: Capital Expenditures and Acquisitions

By classification ($M)	Q1 2023	Q1 2022
Drilling and development	153,328	82,841
Exploration and evaluation	1,492	2,503
Capital expenditures	154,820	85,344

Acquisitions, net of cash acquired	134,225	6,712
Acquisition of securities	1,476	-
Working capital assumed	116,071	-
Acquisitions	251,772	6,712

Dispositions ($M)	Q1 2023	Q1 2022
Canada	182,152	-
Total dispositions	182,152	-

By category ($M)	Q1 2023	Q1 2022
Drilling, completion, new well equip and tie-in, workovers and recompletions	132,638	70,677
Production equipment and facilities	20,566	7,913
Seismic, studies, land and other	1,616	6,754
Capital expenditures	154,820	85,344
Acquisitions	251,772	6,712
Total capital expenditures and acquisitions	406,592	92,056

Capital expenditures by country ($M)	Q1 2023	Q1 2022
Canada	101,850	49,528
United States	14,220	7,985
France	11,685	7,011
Netherlands	10,383	504
Germany	8,164	9,160
Ireland	2,058	316
Australia	5,132	7,527
Central and Eastern Europe	1,328	3,313
Total capital expenditures	154,820	85,344

Acquisitions by country ($M)	Q1 2023	Q1 2022
Canada	45,150	2,708
United States	1,660	20
Germany	-	3,842
Ireland	204,962	142
Acquisitions	251,772	6,712

Vermilion Energy Inc. ■ Page 39 ■ 2023 First Quarter Report

Supplemental Table 4: Production

	Q1/23	Q4/22	Q3/22	Q2/22	Q1/22	Q4/21	Q3/21	Q2/21	Q1/21	Q4/20	Q3/20	Q2/20
Canada
Light and medium crude oil (bbls/d)	16,674	17,448	16,835	17,042	15,980	16,388	16,809	16,868	17,767	19,301	19,847	22,545
Condensate (1) (bbls/d)	4,719	4,525	4,204	4,873	4,892	4,785	4,426	5,558	4,556	4,662	5,200	5,047
Other NGLs (1) (bbls/d)	6,875	6,279	6,870	7,155	7,286	7,073	6,862	7,767	7,016	7,334	8,350	8,248
NGLs (bbls/d)	11,594	10,804	11,074	12,028	12,178	11,858	11,288	13,325	11,572	11,996	13,550	13,295
Conventional natural gas (mmcf/d)	160.34	146.81	145.04	143.94	140.55	128.85	138.42	146.55	138.41	135.27	155.15	164.08
Total (boe/d)	54,991	52,720	52,080	53,060	51,584	49,720	51,168	54,618	52,407	53,840	59,256	63,187
United States
Light and medium crude oil (bbls/d)	2,824	3,282	2,824	2,846	2,675	2,647	3,520	1,888	2,322	2,495	3,243	3,971
Condensate (1) (bbls/d)	20	36	35	40	24	26	2	2	-	1	6	6
Other NGLs (1) (bbls/d)	1,020	1,218	1,031	958	1,056	1,388	1,206	928	1,058	1,294	1,158	1,340
NGLs (bbls/d)	1,040	1,254	1,066	998	1,080	1,414	1,208	930	1,058	1,295	1,164	1,346
Conventional natural gas (mmcf/d)	7.14	7.45	7.03	6.74	7.56	9.09	6.75	5.51	5.95	6.87	7.94	8.35
Total (boe/d)	5,055	5,779	5,062	4,967	5,014	5,575	5,854	3,736	4,373	4,934	5,730	6,708
France
Light and medium crude oil (bbls/d)	7,578	7,247	6,818	8,126	8,389	8,453	8,677	9,013	9,062	9,255	9,347	7,046
Total (boe/d)	7,578	7,247	6,818	8,126	8,389	8,453	8,677	9,013	9,062	9,255	9,347	7,046
Netherlands
Light and medium crude oil (bbls/d)	-	-	-	1	1	-	6	1	6	1	-	1
Condensate (1) (bbls/d)	66	49	74	60	83	97	104	95	92	99	83	86
NGLs (bbls/d)	66	49	74	60	83	97	104	95	92	99	83	86
Conventional natural gas (mmcf/d)	29.07	27.41	29.15	35.22	39.03	51.98	42.48	37.59	41.45	42.95	46.09	47.31
Total (boe/d)	4,910	4,617	4,933	5,930	6,589	8,761	7,190	6,362	7,006	7,257	7,764	7,972
Germany
Light and medium crude oil (bbls/d)	1,410	1,481	1,764	1,331	1,158	1,127	1,043	1,093	911	960	964	1,039
Conventional natural gas (mmcf/d)	25.85	25.86	26.54	25.36	26.95	18.00	16.19	15.60	13.40	11.50	11.25	13.23
Total (boe/d)	5,717	5,791	6,187	5,558	5,650	4,127	3,741	3,694	3,144	2,876	2,839	3,244
Ireland
Conventional natural gas (mmcf/d)	24.58	26.04	25.74	27.93	30.26	30.12	22.67	30.19	34.14	34.76	35.12	38.57
Total (boe/d)	4,096	4,340	4,290	4,655	5,043	5,020	3,778	5,031	5,690	5,793	5,853	6,428
Australia
Light and medium crude oil (bbls/d)	-	4,847	4,763	2,465	3,888	2,742	4,190	3,835	4,489	3,781	4,549	5,299
Total (boe/d)	-	4,847	4,763	2,465	3,888	2,742	4,190	3,835	4,489	3,781	4,549	5,299
Central and Eastern Europe
Conventional natural gas (mmcf/d)	0.64	0.67	0.63	0.64	0.34	0.12	0.22	0.28	0.63	0.67	0.80	2.89
Total (boe/d)	107	111	104	106	57	20	36	46	104	111	132	483
Consolidated
Light and medium crude oil (bbls/d)	28,485	34,305	33,003	31,811	32,091	31,356	34,245	32,698	34,556	35,793	37,951	39,899
Condensate (1) (bbls/d)	4,805	4,610	4,312	4,973	4,999	4,908	4,532	5,656	4,648	4,762	5,289	5,142
Other NGLs (1) (bbls/d)	7,896	7,497	7,901	8,113	8,342	8,461	8,068	8,695	8,074	8,627	9,509	9,588
NGLs (bbls/d)	12,701	12,107	12,213	13,086	13,341	13,369	12,600	14,351	12,722	13,389	14,798	14,730
Conventional natural gas (mmcf/d)	247.61	234.23	234.12	239.83	244.69	238.16	226.73	235.72	233.98	232.00	256.34	274.42
Total (boe/d)	82,455	85,450	84,237	84,868	86,213	84,417	84,633	86,335	86,276	87,848	95,471	100,366 100,366

Vermilion Energy Inc. ■ Page 40 ■ 2023 First Quarter Report

	YTD 2023	2022	2021	2020	2019	2018
Canada
Light and medium crude oil (bbls/d)	16,674	16,830	16,954	21,106	23,971	17,400
Condensate (1) (bbls/d)	4,719	4,621	4,831	4,886	4,295	3,754
Other NGLs (1) (bbls/d)	6,875	6,895	7,179	7,719	6,988	5,914
NGLs (bbls/d)	11,594	11,516	12,010	12,605	11,283	9,668
Conventional natural gas (mmcf/d)	160.34	144.10	138.03	151.38	148.35	129.37
Total (boe/d)	54,991	52,364	51,968	58,942	59,979	48,630
United States
Light and medium crude oil (bbls/d)	2,824	2,908	2,597	3,046	2,514	1,069
Condensate (1) (bbls/d)	20	34	8	5	18	8
Other NGLs (1) (bbls/d)	1,020	1,066	1,146	1,218	996	452
NGLs (bbls/d)	1,040	1,100	1,154	1,223	1,014	460
Conventional natural gas (mmcf/d)	7.14	7.20	6.84	7.47	6.89	2.78
Total (boe/d)	5,055	5,207	4,890	5,514	4,675	1,992
France
Light and medium crude oil (bbls/d)	7,578	7,639	8,799	8,903	10,435	11,362
Conventional natural gas (mmcf/d)	-	-	-	-	0.19	0.21
Total (boe/d)	7,578	7,639	8,799	8,903	10,467	11,396
Netherlands
Light and medium crude oil (bbls/d)	-	-	3	1	3	-
Condensate (1) (bbls/d)	66	66	97	88	88	90
NGLs (bbls/d)	66	66	97	88	88	90
Conventional natural gas (mmcf/d)	29.07	32.66	43.40	46.16	49.10	46.13
Total (boe/d)	4,910	5,510	7,334	7,782	8,274	7,779
Germany
Light and medium crude oil (bbls/d)	1,410	1,435	1,044	968	917	1,004
Conventional natural gas (mmcf/d)	25.85	26.18	15.81	12.65	15.31	15.66
Total (boe/d)	5,717	5,798	3,679	3,076	3,468	3,614
Ireland
Conventional natural gas (mmcf/d)	24.58	27.48	29.25	37.44	46.57	55.17
Total (boe/d)	4,096	4,579	4,875	6,240	7,762	9,195
Australia
Light and medium crude oil (bbls/d)	-	3,995	3,810	4,416	5,662	4,494
Total (boe/d)	-	3,995	3,810	4,416	5,662	4,494
Central and Eastern Europe
Conventional natural gas (mmcf/d)	0.64	0.57	0.31	1.90	0.42	1.02
Total (boe/d)	107	95	51	317	70	169
Consolidated
Light and medium crude oil (bbls/d)	28,485	32,809	33,208	38,441	43,502	35,329
Condensate (1) (bbls/d)	4,805	4,721	4,936	4,980	4,400	3,853
Other NGLs (1) (bbls/d)	7,896	7,961	8,325	8,937	7,984	6,366
NGLs (bbls/d)	12,701	12,682	13,261	13,917	12,384	10,219
Conventional natural gas (mmcf/d)	247.61	238.18	233.64	256.99	266.82	250.33
Total (boe/d)	82,455	85,187	85,408	95,190	100,357	87,270
(1)	Under National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities", disclosure of production volumes should include segmentation by product type as defined in the instrument. This table provides a reconciliation from "crude oil and condensate", "NGLs" and "natural gas" to the product types. In this report, references to "crude oil" and "light and medium crude oil" mean "light crude oil and medium crude oil" and references to "natural gas" mean "conventional natural gas". Production volumes reported are based on quantities as measured at the first point of sale.
Vermilion Energy Inc. ■ Page 41 ■ 2023 First Quarter Report

Supplemental Table 5: Operational and Financial Data by Core Region

Production volumes (1)

	Q1/23	Q4/22	Q3/22	Q2/22	Q1/22	Q4/21	Q3/21	Q2/21	Q1/21	Q4/20	Q3/20	Q2/20
North America
Crude oil and condensate (bbls/d)	24,237	25,291	23,898	24,801	23,571	23,846	24,757	24,316	24,645	26,459	28,296	31,569
NGLs (bbls/d)	7,895	7,497	7,901	8,113	8,342	8,461	8,068	8,695	8,074	8,628	9,508	9,588
Natural gas (mmcf/d)	167.48	154.26	152.07	150.68	148.11	137.93	145.18	152.06	144.36	142.13	163.09	172.43
Total (boe/d)	60,046	58,499	57,142	58,027	56,598	55,295	57,022	58,354	56,780	58,774	64,986	69,895

International
Crude oil and condensate (bbls/d)	9,054	13,624	13,419	11,983	13,519	12,419	14,020	14,037	14,560	14,096	14,943	13,471
Natural gas (mmcf/d)	80.13	79.97	82.05	89.15	96.58	100.22	81.55	83.66	89.62	89.86	93.25	101.99
Total (boe/d)	22,408	26,953	27,095	26,840	29,616	29,123	27,612	27,981	29,495	29,073	30,484	30,472

Consolidated
Crude oil and condensate (bbls/d)	33,290	38,915	37,315	36,784	37,090	36,264	38,777	38,354	39,204	40,555	43,240	45,041
NGLs (bbls/d)	7,896	7,497	7,901	8,113	8,342	8,461	8,068	8,695	8,074	8,627	9,509	9,588
Natural gas (mmcf/d)	247.61	234.23	234.12	239.83	244.69	238.16	226.73	235.72	233.98	232.00	256.34	274.42
Total (boe/d)	82,455	85,450	84,237	84,868	86,213	84,417	84,633	86,335	86,276	87,848	95,471	100,366
(1)	Please refer to Supplemental Table 4 "Production" for disclosure by product type.

Sales volumes

	Q1/23	Q4/22	Q3/22	Q2/22	Q1/22	Q4/21	Q3/21	Q2/21	Q1/21	Q4/20	Q3/20	Q2/20
North America
Crude oil and condensate (bbls/d)	24,237	25,291	23,897	24,801	23,571	23,845	24,757	24,316	24,645	26,459	28,297	31,569
NGLs (bbls/d)	7,895	7,497	7,901	8,113	8,342	8,461	8,068	8,695	8,074	8,628	9,508	9,588
Natural gas (mmcf/d)	167.48	154.26	152.07	150.68	148.11	137.93	145.18	152.06	144.36	142.13	163.09	172.43
Total (boe/d)	60,046	58,499	57,142	58,027	56,598	55,295	57,022	58,354	56,780	58,774	64,986	69,895

International
Crude oil and condensate (bbls/d)	8,087	16,257	11,493	11,720	12,615	13,985	15,227	13,859	11,421	15,359	15,689	12,202
Natural gas (mmcf/d)	80.13	79.97	82.05	89.15	96.58	100.22	81.55	83.66	89.62	89.86	93.25	101.99
Total (boe/d)	21,442	29,585	25,169	26,578	28,712	30,689	28,820	27,802	26,357	30,336	31,229	29,201

Consolidated
Crude oil and condensate (bbls/d)	32,324	41,547	35,391	36,522	36,186	37,830	39,985	38,174	36,066	41,818	43,985	43,771
NGLs (bbls/d)	7,896	7,497	7,901	8,113	8,342	8,461	8,068	8,695	8,074	8,627	9,509	9,588
Natural gas (mmcf/d)	247.61	234.23	234.12	239.83	244.69	238.16	226.73	235.72	233.98	232.00	256.34	274.42
Total (boe/d)	81,489	88,083	82,312	84,607	85,310	85,984	85,841	86,156	83,138	89,111	96,217	99,096
Vermilion Energy Inc. ■ Page 42 ■ 2023 First Quarter Report

Financial results

	Q1/23	Q4/22	Q3/22	Q2/22	Q1/22	Q4/21	Q3/21	Q2/21	Q1/21	Q4/20	Q3/20	Q2/20
North America
Crude oil and condensate sales ($/bbl)	95.63	106.66	114.82	134.72	111.42	92.99	82.23	75.43	66.31	51.06	49.79	28.94
NGL sales ($/bbl)	36.24	39.93	44.64	51.86	46.94	47.26	35.55	25.43	29.39	19.20	15.04	8.94
Natural gas sales ($/mcf)	4.11	5.96	6.41	7.13	4.80	5.07	3.80	2.72	3.98	2.77	2.02	1.60
Sales ($/boe)	54.84	66.95	71.24	83.34	65.88	59.97	50.40	42.30	43.08	32.51	28.94	18.24
Royalties ($/boe)	(7.68)	(9.47)	(12.58)	(12.51)	(11.24)	(9.26)	(7.14)	(5.98)	(5.49)	(3.64)	(3.58)	(1.67)
Transportation ($/boe)	(2.44)	(2.42)	(2.16)	(2.15)	(1.91)	(1.86)	(1.92)	(1.90)	(2.05)	(1.92)	(1.74)	(1.72)
Operating ($/boe)	(14.10)	(13.51)	(14.00)	(11.58)	(11.95)	(11.68)	(11.02)	(10.89)	(11.21)	(10.94)	(7.82)	(9.60)
General and administration ($/boe)	(0.99)	0.10	(1.27)	(1.52)	(1.26)	(2.01)	(1.14)	(0.91)	(1.34)	(1.94)	(0.78)	(1.52)
Corporate income taxes ($/boe)	(0.12)	(0.13)	(0.03)	-	(0.02)	0.42	(0.05)	(0.04)	(0.04)	0.04	(0.02)	(0.02)
Fund flows from operations ($/boe)	29.51	41.52	41.20	55.58	39.50	35.58	29.13	22.58	22.95	14.11	15.00	3.71

Fund flows from operations	159,435	223,443	216,579	293,470	201,193	180,979	152,764	119,916	117,227	76,375	89,635	23,639
Drilling and development	(116,070)	(113,892)	(112,238)	(54,913)	(57,513)	(89,643)	(35,179)	(38,847)	(59,113)	(33,781)	(9,575)	(23,979)
Free cash flow	43,365	109,551	104,341	238,557	143,680	91,336	117,585	81,069	58,114	42,594	80,060	(340)

International
Crude oil and condensate sales ($/bbl)	107.57	128.02	140.09	146.67	136.69	103.53	94.91	85.41	81.40	62.65	58.19	50.27
Natural gas sales ($/mcf)	24.69	39.54	58.55	32.33	36.75	35.54	18.82	9.83	7.98	6.27	2.91	2.28
Sales ($/boe)	132.84	177.23	254.86	173.14	183.66	163.23	103.39	72.16	62.39	50.30	37.94	28.98
Royalties ($/boe)	(13.39)	(6.38)	(7.21)	(7.23)	(5.43)	(4.13)	(4.52)	(3.83)	(3.53)	(3.02)	(3.32)	(2.16)
Transportation ($/boe)	(5.11)	(3.29)	(3.51)	(3.64)	(2.91)	(3.40)	(3.47)	(4.64)	(2.76)	(2.40)	(2.28)	(2.04)
Operating ($/boe)	(31.41)	(23.35)	(22.63)	(22.11)	(19.86)	(18.86)	(17.55)	(16.56)	(16.42)	(16.99)	(15.18)	(14.35)
General and administration ($/boe)	(7.52)	(5.09)	(3.34)	(3.16)	(3.02)	(2.53)	(2.40)	(2.61)	(2.06)	(2.92)	(2.53)	(2.72)
Corporate income taxes ($/boe)	(11.20)	(15.15)	(21.97)	(28.73)	(17.63)	(12.17)	0.64	(0.19)	0.66	2.25	0.04	(0.02)
PRRT ($/boe)	-	(1.85)	(1.96)	(0.83)	(2.60)	(1.96)	(2.74)	(0.58)	(0.60)	(1.45)	(1.27)	(1.21)
Fund flows from operations ($/boe)	64.21	122.12	194.24	107.44	132.21	120.18	73.35	43.75	37.68	25.77	13.40	6.48

Fund flows from operations	123,893	332,377	449,771	259,840	341,626	339,286	194,505	110,654	89,403	71,934	38,498	17,193
Drilling and development	(37,258)	(43,957)	(65,640)	(54,575)	(25,328)	(29,359)	(27,994)	(38,856)	(20,399)	(19,122)	(20,187)	(18,404)
Exploration and evaluation	(1,492)	(11,456)	(6,137)	(3,665)	(2,503)	(26,805)	(3,277)	(1,473)	(3,851)	(6,991)	(1,568)	109
Free cash flow	85,143	276,964	377,994	201,600	313,795	283,122	163,234	70,325	65,153	45,821	16,743	(1,102)

	Q1/23	Q4/22	Q3/22	Q2/22	Q1/22	Q4/21	Q3/21	Q2/21	Q1/21	Q4/20	Q3/20	Q2/20
Consolidated
Crude oil and condensate sales ($/bbl)	98.62	115.02	123.02	138.55	120.23	96.88	87.05	79.06	71.09	55.31	52.79	34.89
NGL sales ($/bbl)	36.23	39.93	44.64	51.86	46.94	47.26	35.55	25.43	29.39	19.20	15.04	8.94
Natural gas sales ($/mcf)	10.77	17.43	24.68	16.50	17.41	17.89	9.20	5.24	5.51	4.13	2.34	1.85
Sales ($/boe)	75.36	103.99	127.39	111.55	105.52	96.82	68.19	51.93	49.20	38.57	31.86	21.40
Royalties ($/boe)	(9.18)	(8.43)	(10.94)	(10.85)	(9.29)	(7.43)	(6.26)	(5.29)	(4.87)	(3.43)	(3.50)	(1.81)
Transportation ($/boe)	(3.14)	(2.71)	(2.57)	(2.62)	(2.25)	(2.41)	(2.44)	(2.78)	(2.27)	(2.08)	(1.92)	(1.81)
Operating ($/boe)	(18.66)	(16.81)	(16.64)	(14.89)	(14.61)	(14.24)	(13.21)	(12.72)	(12.86)	(13.00)	(10.21)	(11.00)
General and administration ($/boe)	(2.71)	(1.65)	(1.90)	(2.04)	(1.85)	(2.20)	(1.56)	(1.46)	(1.57)	(2.27)	(1.35)	(1.88)
Corporate income taxes ($/boe)	(3.04)	(5.18)	(6.74)	(9.03)	(5.95)	(4.07)	0.18	(0.09)	0.18	0.80	-	(0.02)
Windfall taxes ($/boe)	(2.92)	(27.50)	-	-	-	-	-	-	-	-	-	-
PRRT ($/boe)	-	(0.62)	(0.60)	(0.26)	(0.87)	(0.70)	(0.92)	(0.19)	(0.19)	(0.49)	(0.41)	(0.36)
Interest ($/boe)	(2.98)	(2.78)	(3.23)	(2.74)	(1.93)	(2.06)	(2.37)	(2.41)	(2.57)	(2.42)	(1.97)	(1.98)
Realized derivatives ($/boe)	1.95	(5.42)	(18.22)	(10.36)	(18.78)	(23.97)	(9.19)	(5.05)	(3.43)	0.10	0.47	6.07
Realized foreign exchange ($/boe)	(0.65)	2.33	(0.28)	(0.30)	0.10	(0.30)	0.37	(0.25)	(0.69)	0.16	(0.31)	0.44
Realized other ($/boe)	0.49	(0.14)	0.80	0.36	0.70	1.29	0.48	0.35	0.73	0.56	0.29	0.03
Fund flows from operations ($/boe)	34.52	35.08	67.07	58.82	50.79	40.73	33.27	22.04	21.66	16.50	12.95	9.08

Fund flows from operations	253,167	284,220	507,876	452,901	389,868	322,173	262,696	172,942	162,051	135,212	114,776	81,852
Drilling and development	(153,328)	(157,849)	(177,878)	(109,488)	(82,841)	(119,002)	(63,173)	(77,703)	(79,512)	(52,903)	(29,762)	(42,383)
Exploration and evaluation	(1,492)	(11,456)	(6,137)	(3,665)	(2,503)	(26,805)	(3,277)	(1,473)	(3,851)	(6,991)	(1,568)	109
Free cash flow	98,347	114,915	323,861	339,748	304,524	176,366	196,246	93,766	78,688	75,318	83,446	39,578

Vermilion Energy Inc. ■ Page 43 ■ 2023 First Quarter Report

Non-GAAP and Other Specified Financial Measures

This MD&A includes references to certain financial measures which do not have standardized meanings and may not be comparable to similar measures presented by other issuers. These financial measures include fund flows from operations, a total of segments measure of profit or loss in accordance with IFRS 8 “Operating Segments” (please see Segmented Information in the Notes to the condensed Consolidated Interim Financial Statements) and net debt, a capital management measure in accordance with IAS 1 “Presentation of Financial Statements” (please see Capital Disclosures in the Notes to the condensed Consolidated Interim Financial Statements).

In addition, this MD&A includes financial measures which are not specified, defined, or determined under IFRS and are therefore considered non-GAAP financial measures and may not be comparable to similar measures presented by other issuers. These non-GAAP financial measures include:

Total of Segments Measure

Fund flows from operations (FFO): Most directly comparable to net earnings, FFO is comprised of sales excluding royalties, transportation, operating, G&A, corporate income tax, PRRT, windfall taxes, interest expense, realized loss on derivatives, realized foreign exchange gain (loss), and realized other income. The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Reconciliation to the primary financial statement measures can be found below.

	Q1 2023		Q1 2022
	$M	$/boe	$M	$/boe
Sales	552,698	75.36	810,179	105.52
Royalties	(67,344)	(9.18)	(71,307)	(9.29)
Transportation	(23,050)	(3.14)	(17,269)	(2.25)
Operating	(136,825)	(18.66)	(112,183)	(14.61)
General and administration	(19,889)	(2.71)	(14,220)	(1.85)
Corporate income tax expense	(22,262)	(3.04)	(45,672)	(5.95)
Windfall taxes	(21,440)	(2.92)	-	-
PRRT	-	-	(6,709)	(0.87)
Interest expense	(21,875)	(2.98)	(14,823)	(1.93)
Realized gain (loss) on derivatives	14,330	1.95	(144,223)	(18.78)
Realized foreign exchange (loss) gain	(4,771)	(0.65)	750	0.10
Realized other income	3,595	0.49	5,345	0.70
Fund flows from operations	253,167	34.52	389,868	50.79
Equity based compensation	(23,525)		(25,369)
Unrealized gain (loss) on derivative instruments (1)	92,698		(220,794)
Unrealized foreign exchange (loss) gain (1)	(15,478)		40,137
Accretion	(20,051)		(13,638)
Depletion and depreciation	(148,131)		(134,240)
Deferred tax recovery	36,466		56,093
Gain on business combination	432,550		-
Loss on disposition	(226,828)		-
Impairment reversal	-		192,094
Unrealized other expense (1)	(536)		(197)
Net earnings	380,332		283,954

(1)	Unrealized gain (loss) on derivative instruments, Unrealized foreign exchange (loss) gain, and Unrealized other expense are line items from the respective Consolidated Statements of Cash Flows.

Non-GAAP Financial Measures and Non-GAAP Ratios

Free cash flow: Most directly comparable to cash flows from operating activities and is comprised of fund flows from operations less drilling and development costs and exploration and evaluation costs. The measure is used to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. Reconciliation to the primary financial statement measures can be found in the following table.

Vermilion Energy Inc. ■ Page 44 ■ 2023 First Quarter Report

($M)	Q1 2023	Q1 2022
Cash flows from operating activities	388,629	341,053
Changes in non-cash operating working capital	(138,016)	42,495
Asset retirement obligations settled	2,554	6,320
Fund flows from operations	253,167	389,868
Drilling and development	(153,328)	(82,841)
Exploration and evaluation	(1,492)	(2,503)
Free cash flow	98,347	304,524

Capital expenditures: Calculated as the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows that is most directly comparable to cash flows used in investing activities. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital. Reconciliation to the primary financial statement measures can be found below.

($M)	Q1 2023	Q1 2022
Drilling and development	153,328	82,841
Exploration and evaluation	1,492	2,503
Capital expenditures	154,820	85,344

Payout and payout % of FFO: A non-GAAP financial measure and non-GAAP ratio respectively, most directly comparable to dividends declared. Payout is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled, and payout % of FFO is calculated as payout over FFO (total of segments measure). The measure is used to assess the amount of cash distributed back to shareholders and reinvested in the business for maintaining production and organic growth. The reconciliation of the measure to the primary financial statement measure can be found below.

($M)	Q1 2023	Q1 2022
Dividends declared	16,226	9,767
Drilling and development	153,328	82,841
Exploration and evaluation	1,492	2,503
Asset retirement obligations settled	2,554	6,320
Payout	173,600	101,431
% of fund flows from operations	69%	26%

Return on capital employed (ROCE): A non-GAAP ratio, ROCE is a measure that we use to analyze our profitability and the efficiency of our capital allocation process; the comparable primary financial statement measure is earnings before income taxes. ROCE is calculated by dividing net earnings before interest and taxes ("EBIT") by average capital employed over the preceding twelve months. Capital employed is calculated as total assets less current liabilities while average capital employed is calculated using the balance sheets at the beginning and end of the twelve-month period.

	Twelve Months Ended
($M)	Mar 31, 2023	Mar 31, 2022
Net earnings	1,409,440	932,686
Taxes	748,985	58,188
Interest expense	89,910	68,663
EBIT	2,248,335	1,059,537
Average capital employed	5,697,532	4,742,770
Return on capital employed	40%	22%

Adjusted working capital: Defined as current assets less current liabilities, excluding current derivatives and current lease liabilities. The measure is used to calculate net debt, a capital management measure disclosed below.

Vermilion Energy Inc. ■ Page 45 ■ 2023 First Quarter Report

	As at
($M)	Mar 31, 2023	Dec 31, 2022
Current assets	854,039	714,446
Current derivative asset	(337,318)	(162,843)
Current liabilities	(1,034,352)	(892,045)
Current lease liability	20,376	19,486
Current derivative liability	62,689	55,845
Adjusted working capital	(434,566)	(265,111)

Acquisitions: The sum of acquisitions and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. We believe that including these components provides a useful measure of the economic investment associated with our acquisition activity and is most directly comparable to cash flows used in investing activities. A reconciliation to the acquisitions line items in the Consolidated Statements of Cash Flows can be found below.

($M)	Q1 2023	Q1 2022
Acquisitions, net of cash acquired	134,225	6,712
Acquisition of securities	1,476	-
Acquired working capital deficit	116,071	-
Acquisitions	251,772	6,712

Capital Management Measure

Net debt: Is in accordance with IAS 1 "Presentation of Financial Statements" that is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities), and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations. Net debt excludes lease obligations which are secured by a corresponding right-of-use asset.

	As at
($M)	Mar 31, 2023	Dec 31, 2022
Long-term debt	933,463	1,081,351
Adjusted working capital	434,566	265,111
Unrealized FX on swapped USD borrowings	-	(1,876)
Net debt	1,368,029	1,344,586

Ratio of net debt to four quarter trailing fund flows from operations	0.9	0.8

Supplementary Financial Measures

Diluted shares outstanding: The sum of shares outstanding at the period end plus outstanding awards under the LTIP, based on current estimates of future performance factors and forfeiture rates.

('000s of shares)	Q1 2023	Q1 2022
Shares outstanding	162,261	162,784
Potential shares issuable pursuant to the LTIP	6,613	7,013
Diluted shares outstanding	168,874	169,797

Vermilion Energy Inc. ■ Page 46 ■ 2023 First Quarter Report

Fund flows from operations per basic and diluted share: Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion common shares. Fund flows from operations per basic share is calculated by dividing fund flows from operations (total of segments measure) by the basic weighted average shares outstanding as defined under IFRS. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the equity based compensation plans as determined using the treasury stock method.

Operating netback: Most directly comparable to net earnings that is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses presented on a per unit basis. Management assesses operating netback as a measure of the profitability and efficiency of our field operations.

Fund flows from operations per boe: Calculated as FFO (total of segments measure) by boe production. Fund flows from operations netback is used by management to assess the profitability of our business units and Vermilion as a whole.

Net debt to four quarter trailing fund flows from operations: Calculated as net debt (capital management measure) over the FFO (total of segments measure) from the preceding four quarters. The measure is used to assess the ability to repay debt.

Cash dividends per share: Represents cash dividends declared per share that is a useful measure of the dividends a common shareholder was entitled to during the period.

Covenants: The financial covenants on our revolving credit facility contain non-GAAP measures. The definitions for these financial covenants are included in Financial Position Review.

Vermilion Energy Inc. ■ Page 47 ■ 2023 First Quarter Report

Consolidated Interim Financial Statements

Consolidated Balance Sheet

thousands of Canadian dollars, unaudited

	Note	March 31, 2023	December 31, 2022
Assets
Current
Cash and cash equivalents	12	99,844	13,836
Accounts receivable		334,649	373,651
Crude oil inventory		30,733	19,657
Derivative instruments		337,318	162,843
Prepaid expenses		51,495	144,459
Total current assets		854,039	714,446

Derivative instruments		20,860	132,598
Investment in securities	4	52,109	56,366
Deferred taxes		131,348	125,533
Exploration and evaluation assets	6	236,533	270,593
Capital assets	3, 5	5,990,280	5,691,522
Total assets		7,285,169	6,991,058

Liabilities
Current
Accounts payable and accrued liabilities		469,884	481,444
Dividends payable	10	16,226	13,058
Derivative instruments		62,689	55,845
Income taxes payable		485,553	341,698
Total current liabilities		1,034,352	892,045

Derivative instruments		14,984	-
Long-term debt	9	933,463	1,081,351
Lease obligations		46,433	51,507
Asset retirement obligations	7	990,452	1,087,757
Deferred taxes		485,834	477,340
Total liabilities		3,505,518	3,590,000

Shareholders' Equity
Shareholders' capital	10	4,213,114	4,243,794
Contributed surplus		48,654	35,409
Accumulated other comprehensive income		144,608	123,505
Deficit		(626,725)	(1,001,650)
Total shareholders' equity		3,779,651	3,401,058
Total liabilities and shareholders' equity		7,285,169	6,991,058

Approved by the Board

(Signed “Manjit Sharma”)	(Signed “Dion Hatcher”)

Manjit Sharma, Director	Dion Hatcher, Director

Vermilion Energy Inc. ■ Page 48 ■ 2023 First Quarter Report

Consolidated Statements of Net Earnings and Comprehensive Income

thousands of Canadian dollars, except share and per share amounts, unaudited

		Three Months Ended
	Note	Mar 31, 2023	Mar 31, 2022
Revenue
Petroleum and natural gas sales		552,698	810,179
Royalties		(67,344)	(71,307)
Sales of purchased commodities		49,012	47,730
Petroleum and natural gas revenue		534,366	786,602

Expenses
Purchased commodities		49,012	47,730
Operating		136,825	112,183
Transportation		23,050	17,269
Equity based compensation		23,525	25,369
(Gain) loss on derivative instruments		(107,028)	365,017
Interest expense		21,875	14,823
General and administration		19,889	14,220
Foreign exchange loss (gain)		20,249	(40,887)
Other income		(3,059)	(5,148)
Accretion	7	20,051	13,638
Depletion and depreciation	5	148,131	134,240
Impairment reversal	5	-	(192,094)
Gain on business combination	3	(432,550)	-
Loss on disposition	5	226,828	-
		146,798	506,360
Earnings before income taxes		387,568	280,242

Income tax (recovery) expense
Deferred		(36,466)	(56,093)
Current		22,262	52,381
Windfall taxes		21,440	-
		7,236	(3,712)

Net earnings		380,332	283,954

Other comprehensive income
Currency translation adjustments		24,681	(38,819)
Hedge accounting reserve, net of tax		2,155	1,632
Fair value adjustment on investment in securities	4	(5,733)	-
Comprehensive income		401,435	246,767

Net earnings per share
Basic		2.34	1.75
Diluted		2.27	1.69

Weighted average shares outstanding ('000s)
Basic		162,585	162,374
Diluted		167,857	168,339

Vermilion Energy Inc. ■ Page 49 ■ 2023 First Quarter Report

Consolidated Statements of Cash Flows

thousands of Canadian dollars, unaudited

		Three Months Ended
	Note	Mar 31, 2023	Mar 31, 2022
Operating
Net earnings		380,332	283,954
Adjustments:
Accretion	7	20,051	13,638
Depletion and depreciation	6, 7	148,131	134,240
Impairment reversal	5	-	(192,094)
Gain on business combination	3	(432,550)	-
Loss on disposition	5	226,828	-
Unrealized (gain) loss on derivative instruments		(92,698)	220,794
Equity based compensation		23,525	25,369
Unrealized foreign exchange loss (gain)		15,478	(40,137)
Unrealized other expense		536	197
Deferred tax recovery		(36,466)	(56,093)
Asset retirement obligations settled	7	(2,554)	(6,320)
Changes in non-cash operating working capital		138,016	(42,495)
Cash flows from operating activities		388,629	341,053

Investing
Drilling and development	5	(153,328)	(82,841)
Exploration and evaluation	6	(1,492)	(2,503)
Acquisitions, net of cash acquired	5	(134,225)	(6,712)
Acquisition of securities	4	(1,476)	-
Dispositions	5	182,152	-
Changes in non-cash investing working capital		(326)	(18,274)
Cash flows used in investing activities		(108,695)	(110,330)

Financing
Repayments on the revolving credit facility	9	(146,591)	(226,609)
Payments on lease obligations		(4,399)	(4,771)
Repurchase of shares	10	(30,141)	-
Cash dividends	10	(13,058)	-
Cash flows used in financing activities		(194,189)	(231,380)
Foreign exchange gain (loss) on cash held in foreign currencies		263	(827)

Net change in cash and cash equivalents		86,008	(1,484)
Cash and cash equivalents, beginning of period		13,836	6,028
Cash and cash equivalents, end of period		99,844	4,544

Supplementary information for cash flows from operating activities
Interest paid		17,271	19,341
Income taxes paid (refunded)		14,307	(5,259)

Vermilion Energy Inc. ■ Page 50 ■ 2023 First Quarter Report

Consolidated Statements of Changes in Shareholders' Equity

thousands of Canadian dollars, unaudited

		Three Months Ended
	Note	Mar 31, 2023	Mar 31, 2022
Shareholders' capital	10
Balance, beginning of period		4,243,794	4,241,773
Vesting of equity based awards		-	180
Equity based compensation		10,280	12,766
Share-settled dividends on vested equity based awards		-	12
Repurchase of shares		(40,960)	-
Balance, end of period		4,213,114	4,254,731
Contributed surplus	10
Balance, beginning of period		35,409	49,529
Equity based compensation		13,245	12,603
Vesting of equity based awards		-	(180)
Balance, end of period		48,654	61,952
Accumulated other comprehensive income
Balance, beginning of period		123,505	28,467
Currency translation adjustments		24,681	(38,819)
Hedge accounting reserve, net of tax		2,155	1,632
Fair value adjustment on investment in securities	4	(5,733)	-
Balance, end of period		144,608	(8,720)
Deficit
Balance, beginning of period		(1,001,650)	(2,253,624)
Net earnings		380,332	283,954
Dividends declared		(16,226)	(9,767)
Share-settled dividends on vested equity based awards		-	(12)
Repurchase of shares	10	10,819	-
Balance, end of period		(626,725)	(1,979,449)

Total shareholders' equity		3,779,651	2,328,514
Vermilion Energy Inc. ■ Page 51 ■ 2023 First Quarter Report

Description of equity reserves

Shareholders’ capital

Represents the recognized amount for common shares issued (net of equity issuance costs and deferred taxes) less the weighted-average carrying value of shares repurchased. The price paid to repurchase common shares is compared to the carrying value of the shares and the difference is recorded against deficit.

Contributed surplus

Represents the recognized value of unvested equity based awards that will be settled in shares. Once vested, the value of the awards are transferred to shareholders’ capital.

Accumulated other comprehensive income

Represents currency translation adjustments, hedge accounting reserve and fair value adjustments on investments.

Currency translation adjustments result from translating the balance sheets of subsidiaries with a foreign functional currency to Canadian dollars at period-end rates. These amounts may be reclassified to net earnings if there is a disposal or partial disposal of a subsidiary.

The hedge accounting reserve represents the effective portion of the change in fair value related to cash flow and net investment hedges recognized in other comprehensive income, net of tax and reclassified to the consolidated statement of net earnings in the same period in which the transaction associated with the hedged item occurs.

Fair value adjustment on investment in securities, net of tax, are a result of changes in the fair value of investments that have been elected to be subsequently measured at fair value through other comprehensive income.

Deficit

Represents the cumulative net earnings less distributed earnings and surplus of the price paid to repurchase common shares of Vermilion Energy Inc. over the weighted-average carrying value of the shares repurchased.

Vermilion Energy Inc. ■ Page 52 ■ 2023 First Quarter Report

Notes to the Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2023 and 2022 tabular amounts in thousands of Canadian dollars, except share and per share amounts, unaudited

1. Basis of presentation

Vermilion Energy Inc. (the “Company” or “Vermilion”) is a corporation governed by the laws of the Province of Alberta and is actively engaged in the business of crude oil and natural gas exploration, development, acquisition, and production.

These condensed consolidated interim financial statements are in compliance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. These condensed consolidated interim financial statements have been prepared using the same accounting policies and methods of computation as Vermilion’s consolidated financial statements for the year ended December 31, 2022.

These condensed consolidated interim financial statements should be read in conjunction with Vermilion’s consolidated financial statements for the year ended December 31, 2022, which are contained within Vermilion’s Annual Report for the year ended December 31, 2022 and are available on SEDAR at www.sedar.com or on Vermilion’s website at www.vermilionenergy.com.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors of Vermilion on

May 3, 2023.

Vermilion Energy Inc. ■ Page 53 ■ 2023 First Quarter Report

2. Segmented information

	Three Months Ended March 31, 2023
	Canada	USA	France	Netherlands	Germany	Ireland	Australia	Corporate	Total
Drilling and development	101,850	14,220	11,685	10,382	7,716	2,058	5,132	285	153,328
Exploration and evaluation	-	-	-	1	448	-	-	1,043	1,492

Crude oil and condensate sales	182,783	25,826	64,466	484	13,344	2	-	-	286,905
NGL sales	21,639	4,108	-	-	-	-	-	-	25,747
Natural gas sales	59,675	2,321	-	68,597	58,128	49,485	-	1,840	240,046
Sales of purchased commodities	-	-	-	-	-	-	-	49,012	49,012
Royalties	(32,896)	(8,603)	(7,091)	(14,829)	(2,903)	-	-	(1,022)	(67,344)
Revenue from external customers	231,201	23,652	57,375	54,252	68,569	49,487	-	49,830	534,366
Purchased commodities	-	-	-	-	-	-	-	(49,012)	(49,012)
Transportation	(13,114)	(67)	(6,200)	-	(2,764)	(905)	-	-	(23,050)
Operating	(69,667)	(6,552)	(16,547)	(12,912)	(10,663)	(4,618)	(15,331)	(535)	(136,825)
General and administration	(23,537)	(2,516)	(4,833)	(2,111)	(2,741)	(1,277)	(1,735)	18,861	(19,889)
Corporate income taxes	(1)	-	(1,210)	(6,694)	(13,082)	-	(629)	(646)	(22,262)
Windfall taxes	-	-	-	-	-	-	-	(21,440)	(21,440)
Interest expense	-	-	-	-	-	-	-	(21,875)	(21,875)
Realized gain on derivative instruments	-	-	-	-	-	-	-	14,330	14,330
Realized foreign exchange loss	-	-	-	-	-	-	-	(4,771)	(4,771)
Realized other income	-	-	-	-	-	-	-	3,595	3,595
Fund flows from operations	124,882	14,517	28,585	32,535	39,319	42,687	(17,695)	(11,663)	253,167

	Three Months Ended March 31, 2022
	Canada	USA	France	Netherlands	Germany	Ireland	Australia	Corporate	Total
Drilling and development	49,528	7,985	7,011	1,352	8,968	316	7,527	154	82,841
Exploration and evaluation	-	-	-	(848)	192	-	-	3,159	2,503

Crude oil and condensate sales	209,084	27,277	92,898	593	12,120	-	49,581	-	391,553
NGL sales	30,833	4,405	-	-	-	-	-	-	35,238
Natural gas sales	60,948	3,046	-	131,979	82,438	104,029	-	948	383,388
Sales of purchased commodities	-	-	-	-	-	-	-	47,730	47,730
Royalties	(48,249)	(9,014)	(8,724)	-	(5,043)	-	-	(277)	(71,307)
Revenue from external customers	252,616	25,714	84,174	132,572	89,515	104,029	49,581	48,401	786,602
Purchased commodities	-	-	-	-	-	-	-	(47,730)	(47,730)
Transportation	(9,454)	(287)	(4,766)	-	(1,781)	(981)	-	-	(17,269)
Operating	(55,766)	(5,086)	(15,030)	(10,470)	(8,293)	(3,853)	(13,340)	(345)	(112,183)
General and administration	(6,822)	(1,585)	(3,865)	(804)	(1,154)	(228)	(843)	1,081	(14,220)
PRRT	-	-	-	-	-	-	(6,709)	-	(6,709)
Corporate income taxes	-	-	(7,203)	(35,266)	(2,984)	-	(100)	(119)	(45,672)
Interest expense	-	-	-	-	-	-	-	(14,823)	(14,823)
Realized loss on derivative instruments	-	-	-	-	-	-	-	(144,223)	(144,223)
Realized foreign exchange gain	-	-	-	-	-	-	-	750	750
Realized other income	-	-	-	-	-	-	-	5,345	5,345
Fund flows from operations	180,574	18,756	53,310	86,032	75,303	98,967	28,589	(151,663)	389,868

Vermilion Energy Inc. ■ Page 54 ■ 2023 First Quarter Report

Reconciliation of fund flows from operations to net earnings:

	Three Months Ended
	Mar 31, 2023	Mar 31, 2022
Fund flows from operations	253,167	389,868
Equity based compensation	(23,525)	(25,369)
Unrealized gain (loss) on derivative instruments	92,698	(220,794)
Unrealized foreign exchange (loss) gain	(15,478)	40,137
Accretion	(20,051)	(13,638)
Depletion and depreciation	(148,131)	(134,240)
Deferred tax recovery	36,466	56,093
Gain on business combination	432,550	-
Loss on disposition	(226,828)	-
Impairment reversal	-	192,094
Unrealized other expense	(536)	(197)
Net earnings	380,332	283,954

3. Business combination

Equinor Energy Ireland Limited

On March 31, 2023, Vermilion purchased 100% of the shares outstanding of Equinor Energy Ireland Limited ("EEIL") from Equinor ASA. The acquisition adds an incremental 36.5% interest in the Corrib Natural Gas Project, increasing Vermilion's operated interest to 56.5%. The acquisition makes Vermilion the largest provider of domestic natural gas in Ireland.

The total consideration paid and the fair value of the assets acquired and liabilities assumed at the date of acquisition are detailed in the table below. The initial accounting for the working capital deficit has been determined on a provisional basis as final working capital amounts related to accounts receivable, accounts payable, and taxes payable are unavailable due to the timing of close.

Consideration
Cash consideration paid	488,893

Allocation of consideration
Cash acquired	400,002
Capital assets	768,026
Acquired working capital deficit	(116,071)
Asset retirement obligations	(42,277)
Derivative liability	(51,789)
Deferred tax liability	(36,448)
Net assets acquired	921,443
Gain on business combination	(432,550)
Total net assets acquired, net of gain on business combination	488,893

The gain on the business combination primarily resulted from increases in working capital and the fair value of capital assets from when the purchase and sale agreement was entered into in November 2021 and when the acquisition closed in March 2023.

Had the acquisition occurred on January 1, 2023, revenues would have increased by $90.3 million and net earnings would have increased by $55.0 million for the three months ended March 31, 2023.

Vermilion Energy Inc. ■ Page 55 ■ 2023 First Quarter Report

4. Investment in securities

The total consideration paid and the fair value of the investments acquired are detailed in the table below:

Amount
Balance at January 1	56,366
Acquisition of securities	1,476
Fair value adjustment	(5,733)
Balance at March 31	52,109

5. Capital assets

The following table reconciles the change in Vermilion's capital assets:

2023
Balance at January 1	5,691,522
Acquisitions	828,239
Dispositions	(534,016)
Additions	153,328
Increase in right-of-use assets	25
Depletion and depreciation	(138,917)
Changes in asset retirement obligations	(31,198)
Foreign exchange	21,297
Balance at March 31	5,990,280

Southeast Saskatchewan disposition

In March 2023, Vermilion sold non-core assets in southeast Saskatchewan for net proceeds of $182.2 million and resulted in a loss on disposition of $226.8 million. The book value of the net assets disposed of was $409.0 million and consisted of $534.0 million of capital assets, $25.9 million of exploration and evaluation assets, and $150.9 million of asset retirement obligations.

Minor acquisition

In March 2023, Vermilion completed a minor acquisition of Alberta assets for total consideration of $19.0 million where $33.9 million of capital assets and $14.9 million of asset retirement obligations were recognized.

6. Exploration and evaluation assets

The following table reconciles the change in Vermilion's exploration and evaluation assets:

2023
Balance at January 1	270,593
Additions	1,493
Dispositions	(25,862)
Depreciation	(11,829)
Foreign exchange	2,138
Balance at March 31	236,533

Vermilion Energy Inc. ■ Page 56 ■ 2023 First Quarter Report

7. Asset retirement obligations

The following table reconciles the change in Vermilion’s asset retirement obligations:

2023
Balance at January 1	1,087,757
Additional obligations recognized	57,487
Dispositions	(150,885)
Obligations settled	(2,554)
Accretion	20,051
Changes in rates	(31,531)
Foreign exchange	10,127
Balance at March 31	990,452

Vermilion calculated the present value of the obligations using a credit-adjusted risk-free rate, calculated using a credit spread of 5.0% as at March 31, 2023 (December 31, 2022 - 4.5%) added to risk-free rates based on long-term, risk-free government bonds. Vermilion's credit spread is determined using the Company's expected cost of borrowing at the end of the reporting period.

The country-specific risk-free rates used as inputs to discount the obligations were as follows:

	Mar 31, 2023	Dec 31, 2022
Canada	3.1%	3.3%
United States	3.8%	4.1%
France	3.2%	3.4%
Netherlands	2.5%	2.7%
Germany	2.3%	2.5%
Ireland	3.1%	3.2%
Australia	3.4%	4.2%

8. Capital disclosures

Vermilion defines capital as net debt and shareholders' capital. Net debt consists of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities). In managing capital, Vermilion reviews whether fund flows from operations is sufficient to fund capital expenditures, dividends, and asset retirement obligations.

The following table calculates Vermilion’s ratio of net debt to four quarter trailing fund flows from operations:

	Mar 31, 2023	Dec 31, 2022
Long-term debt	933,463	1,081,351
Adjusted working capital deficit (1)	434,566	265,111
Unrealized FX on swapped USD borrowings	-	(1,876)
Net debt	1,368,029	1,344,586

Ratio of net debt to four quarter trailing fund flows from operations	0.9	0.8

(1) Adjusted working capital is defined as current assets (excluding current derivatives), less current liabilities (excluding current derivatives and current lease liabilities)

Vermilion Energy Inc. ■ Page 57 ■ 2023 First Quarter Report

9. Long-term debt

The following table summarizes Vermilion’s outstanding long-term debt:

	As at
	Mar 31, 2023	Dec 31, 2022
Revolving credit facility	-	147,666
2025 senior unsecured notes	404,344	404,463
2030 senior unsecured notes	529,119	529,222
Long-term debt	933,463	1,081,351

The fair value of the revolving credit facility is equal to its carrying value due to the use of short-term borrowing instruments at market rates of interest. The fair value of the 2025 senior unsecured notes as at March 31, 2023 was $399.1 million (December 31, 2022 - $391.3 million). The fair value of the 2030 senior unsecured notes as at March 31, 2023 was $496.5 million (December 31, 2022 - $496.8 million).

The following table reconciles the change in Vermilion’s long-term debt:

2023
Balance at January 1	1,081,351
Repayments on the revolving credit facility	(146,591)
Amortization of transaction costs	536
Foreign exchange	(1,833)
Balance at March 31	933,463

Revolving credit facility

As at March 31, 2023, Vermilion had in place a bank revolving credit facility maturing May 29, 2026 with the following terms:

	As at
	Mar 31, 2023	Dec 31, 2022
Total facility amount	1,600,000	1,600,000
Amount drawn	-	(147,666)
Letters of credit outstanding	(36,688)	(13,527)
Unutilized capacity	1,563,312	1,438,807

The facility can be extended from time to time at the option of the lenders and upon notice from Vermilion. If no extension is granted by the lenders, the amounts owing pursuant to the facility are due at the maturity date. The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion.

The facility bears interest at a rate applicable to demand loans plus applicable margins.

As at March 31, 2023, the revolving credit facility was subject to the following financial covenants:

		As at
Financial covenant	Limit	Mar 31, 2023	Dec 31, 2022
Consolidated total debt to consolidated EBITDA	Less than 4.0	0.41	0.51
Consolidated total senior debt to consolidated EBITDA	Less than 3.5	-	0.07
Consolidated EBITDA to consolidated interest expense	Greater than 2.5	26.35	27.10

The financial covenants include financial measures defined within the revolving credit facility agreement that are not defined under IFRS. These financial measures are defined by the revolving credit facility agreement as follows:

•	Consolidated total debt: Includes all amounts classified as “Long-term debt” and “Lease obligations” (including the current portion included within "Accounts payable and accrued liabilities" but excluding operating leases as defined under IAS 17) on the consolidated balance sheet.
•	Consolidated total senior debt: Consolidated total debt excluding unsecured and subordinated debt.
Vermilion Energy Inc. ■ Page 58 ■ 2023 First Quarter Report

•	Consolidated EBITDA: Consolidated net earnings before interest, income taxes, depreciation, accretion and certain other non-cash items, adjusted for the impact of the acquisition of a material subsidiary.
•	Consolidated total interest expense: Includes all amounts classified as "Interest expense", but excludes interest on operating leases as defined under IAS 17.

In addition, our revolving credit facility has provisions relating to our liability management ratings in Alberta and Saskatchewan whereby if our security adjusted liability management ratings fall below specified limits in a province, a portion of the asset retirement obligations are included in the definitions of consolidated total debt and consolidated total senior debt. An event of default occurs if our security adjusted liability management ratings breach additional lower limits for a period greater than 90 days. As of March 31, 2023, Vermilion's liability management ratings were higher than the specified levels, and as such, no amounts relating to asset retirement obligations were included in the calculation of consolidated total debt and consolidated total senior debt.

As at March 31, 2023 and December 31, 2022, Vermilion was in compliance with the above covenants.

2025 senior unsecured notes

On March 13, 2017, Vermilion issued US $300.0 million of senior unsecured notes at par. The notes bear interest at a rate of 5.625% per annum, to be paid semi-annually on March 15 and September 15. The notes mature on March 15, 2025. As direct senior unsecured obligations of Vermilion, the notes rank equally with existing and future senior unsecured indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Subsequent to March 15, 2023, Vermilion may redeem some or all of the senior unsecured notes at a 100.000% redemption price plus any accrued and unpaid interest.

2030 senior unsecured notes

On April 26, 2022, Vermilion closed a private offering of US $400.0 million 8-year senior unsecured notes. The notes were priced at 99.241% of par, mature on May 1, 2030, and bear interest at a rate of 6.875% per annum. Interest is paid semi-annually on May 1 and November 1, commencing on November 1, 2022. The notes are senior unsecured obligations of Vermilion and rank equally with existing and future senior unsecured indebtedness.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion may, at its option, redeem the notes prior to maturity as follows:

•	On or after May 1, 2025, Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth below, together with accrued and unpaid interest.
•	Prior to May 1, 2025, Vermilion may redeem up to 35% of the original principal amount of the notes with an amount of cash not greater than the net cash proceeds of certain equity offerings at a redemption price of 106.875% of the principal amount of the notes, together with accrued and unpaid interest.
•	Prior to May 1, 2025, Vermilion may also redeem some or all of the notes at a price equal to 100% of the principal amount of the notes, plus a “make-whole premium,” together with applicable premium, accrued and unpaid interest.
Year	Redemption price
2025	103.438%
2026	102.292%
2027	101.146%
2028 and thereafter	100.000%
Vermilion Energy Inc. ■ Page 59 ■ 2023 First Quarter Report

10. Shareholders' capital

The following table reconciles the change in Vermilion’s shareholders’ capital:

	2023
Shareholders’ Capital	Shares ('000s)	Amount
Balance at January 1	163,227	4,243,794
Shares issued for equity based compensation	600	10,280
Repurchase of shares	(1,566)	(40,960)
Balance at March 31	162,261	4,213,114

Dividends are approved by the Board of Directors and are paid quarterly. Dividends declared to shareholders for the three months ended March 31, 2023 were $16.2 million or $0.10 per common share (2022 - $9.8 million or $0.08 per common share).

On July 4, 2022, the Toronto Stock Exchange approved our notice of intention to commence a normal course issuer bid ("the NCIB"). The NCIB allows Vermilion to purchase up to 16,076,666 common shares (representing approximately 10% of outstanding common shares) beginning July 6, 2022 and ending July 5, 2023. Common shares purchased under the NCIB will be cancelled. To date, Vermilion has purchased and cancelled 4.6 million common shares.

In the first quarter of 2023, Vermilion purchased 1.6 million common shares under the NCIB for total consideration of $30.0 million.

11. Financial instruments

The following table summarizes the increase (positive values) or decrease (negative values) to net earnings before tax due to a change in the value of Vermilion’s financial instruments as a result of a change in the relevant market risk variable. This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

Mar 31, 2023
Currency risk - Euro to Canadian dollar
$0.01 increase in strength of the Canadian dollar against the Euro	8,417
$0.01 decrease in strength of the Canadian dollar against the Euro	(8,417)

Currency risk - US dollar to Canadian dollar
$0.01 increase in strength of the Canadian dollar against the US $	5,628
$0.01 decrease in strength of the Canadian dollar against the US $	(5,628)

Commodity price risk - European natural gas
#eu#5.0/GJ increase in European natural gas price used to determine the fair value of derivatives	(150,042)
#eu#5.0/GJ decrease in European natural gas price used to determine the fair value of derivatives	156,890

Vermilion Energy Inc. ■ Page 60 ■ 2023 First Quarter Report

12. Cash and cash equivalents

The following table summarizes Vermilion’s cash and cash equivalents:

	As at
	Mar 31, 2023	Dec 31, 2022
Cash on deposit with financial institutions	99,709	13,701
Guaranteed investment certificates	135	135
Cash and cash equivalents	99,844	13,836

Vermilion Energy Inc. ■ Page 61 ■ 2023 First Quarter Report

DIRECTORS

Robert Michaleski [1,3,5]

Calgary, Alberta

Dion Hatcher

Calgary, Alberta

James J. Kleckner Jr. [7,9]

Edwards, Colorado

Carin Knickel [4,7,11]

Golden, Colorado

Stephen P. Larke [3,5,10]

Calgary, Alberta

Timothy R. Marchant [6,9,11]

Calgary, Alberta

William Roby [7,8,11]

Katy, Texas

Manjit Sharma [2,5]

Toronto, Ontario

Myron Stadnyk [7,9]

Calgary, Alberta

Judy Steele [3,5,11]

Halifax, Nova Scotia

[1] Chairman (Independent)

[2] Audit Committee Chair (Independent)

[3] Audit Committee Member (Independent)

[4] Governance and Human Resources Committee Chair __(Independent)

[5] Governance and Human Resources Committee Member

__(Independent)

[6] Health, Safety and Environment Committee Chair __(Independent)

[7] Health, Safety and Environment Committee Member

__(Independent)

[8] Independent Reserves Committee Chair (Independent)

[9] Independent Reserves Committee Member

__(Independent)

[10] Sustainability Committee Chair (Independent)

[11] Sustainability Committee Member (Independent)

OFFICERS / CORPORATE SECRETARY

Dion Hatcher *

President & Chief Executive Officer

Lars Glemser *

Vice President & Chief Financial Officer

Terry Hergott

Vice President Marketing

Yvonne Jeffery

Vice President Sustainability

Darcy Kerwin *

Vice President International & HSE

Bryce Kremnica *

Vice President North America

Geoff MacDonald

Vice President Geosciences

Kyle Preston

Vice President Investor Relations

Averyl Schraven

Vice President People & Culture

Jenson Tan *

Vice President Business Development

Gerard Schut

Vice President European Operations

Robert (Bob) J. Engbloom

Corporate Secretary

* Executive Committee

AUDITORS

Deloitte LLP

Calgary, Alberta

BANKERS

The Toronto-Dominion Bank

Alberta Treasury Branches

Bank of America N.A., Canada Branch

Canadian Imperial Bank of Commerce

Export Development Canada

National Bank of Canada

Royal Bank of Canada

The Bank of Nova Scotia

Wells Fargo Bank N.A., Canadian Branch

La Caisse Centrale Desjardins du Québec

Citibank N.A., Canadian Branch - Citibank Canada

Canadian Western Bank

JPMorgan Chase Bank, N.A., Toronto Branch

Goldman Sachs Lending Partners LLC

EVALUATION ENGINEERS

GLJ Petroleum Consultants Ltd.

Calgary, Alberta

LEGAL COUNSEL

Norton Rose Fulbright Canada LLP

Calgary, Alberta

TRANSFER AGENT

Odyssey Trust Company

STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange (“VET”)

The New York Stock Exchange (“VET”)

INVESTOR RELATIONS

Kyle Preston

Vice President Investor Relations

403-476-8431 TEL

403-476-8100 FAX

1-866-895-8101 IR TOLL FREE

investor_relations@vermilionenergy.com

Vermilion Energy Inc. ■ Page 62 ■ 2023 First Quarter Report